UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 24 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 24 is being filed to report that the terms of the secured debtor-in-possession financing facility being provided by a wholly-owned subsidiary of MID to the Company and certain of its subsidiaries have been conditionally amended to, among other things, increase the principal amount available thereunder by up to $28 million from up to $38.4 million to up to 66.4 million and extend the maturity from November 2, 2009 to April 30, 2010 (the “Amended DIP Financing”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

Under the Amended DIP Financing, the Company must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Bankruptcy Court. MID does not intend to bid on any of the following Company assets: AmTote International, Inc., Dixon, Lone Star Park, Ocala, Portland Meadows, Remington Park, Thistledown or XpressBet, Inc. With respect to Golden Gate Fields, Gulfstream Park, Maryland Jockey Club and Santa Anita Park, MID is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that the Company receives no other stalking horse bids acceptable to the Company.

If certain asset sale milestones are not satisfied, there will be an event of default and/or an additional arrangement fee will be payable by the Company. The other fees and the interest rate payable by the Company to MID under the Amended DIP Financing will remain the same as under the current debtor-in-possession financing facility.

None of the Reporting Persons currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth in this Statement. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 is amended by adding the following:

Under the Amended DIP Financing, the Company must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Bankruptcy Court. MID does not intend to bid on any of the following Company assets: AmTote International, Inc., Dixon, Lone Star Park, Ocala, Portland Meadows, Remington Park, Thistledown or XpressBet, Inc. With respect to Golden Gate Fields, Gulfstream Park, Maryland Jockey Club and Santa Anita Park, MID is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that the Company receives no other stalking horse bids acceptable to the Company.

2

If certain asset sale milestones are not satisfied, there will be an event of default and/or an additional arrangement fee will be payable by the Company. The other fees and the interest rate payable by the Company to MID under the Amended DIP Financing will remain the same as under the current debtor-in-possession financing facility.

All advances under the Amended DIP Financing must be made in accordance with an approved budget. No advances under the Amended DIP Financing will be made prior to October 1, 2009. In addition, the Amended DIP Financing is subject to (i) the Ontario Securities Commission having held its hearing currently scheduled to commence on September 9, 2009 regarding MID’s ability to rely on certain exemptions under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, and rendering a decision in favor of MID at or following the conclusion of that hearing and (ii) the Company obtaining the entry of an order by the Bankruptcy Court approving the Amended DIP Financing.

The Amended and Restated Debtor-in-Possession Credit Agreement and press release announcing the amendment of the DIP Facility are filed as Exhibits B and C hereto, respectively and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Amended and Restated Debtor-in-Possession Credit Agreement dated as of August 26, 2009, between Magna Entertainment Corp., as Borrower and the guarantors set forth on the signature pages thereof as Guarantors and MID Islandi SF., acting through its Zug branch, as the Lender

Exhibit C	Press Release of MID dated August 26, 2009

3

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

4

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 28, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

EXHIBIT B

EXECUTION COPY

MAGNA ENTERTAINMENT CORP.

as Borrower

- and -

THE GUARANTORS SET FORTH

ON THE SIGNATURE PAGES HEREOF

as Guarantors

- and -

MID ISLANDI SF., ACTING

THROUGH ITS ZUG BRANCH

as the Lender

AMENDED AND RESTATED DEBTOR-IN-POSSESSION CREDIT AGREEMENT

Dated as of August 26, 2009

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

SCHEDULE A – Borrowing Notice

SCHEDULE B – Budget

SCHEDULE C – Disclosure Schedule

SCHEDULE D – Interim Order

-iii-

THIS AMENDED AND RESTATED DEBTOR-IN-POSSESSION CREDIT AGREEMENT is entered into as of August 26, 2009, between

MAGNA ENTERTAINMENT CORP.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (hereinafter called the “Borrower”),

- and -

MID ISLANDI SF.,

a partnership formed under the laws of Iceland, acting through its Zug branch (hereinafter called the “Lender”),

- and -

PACIFIC RACING ASSOCIATION,

a corporation incorporated under the laws of the State of California, as a debtor-in-possession,

- and -

MEC LAND HOLDINGS (CALIFORNIA) INC.,

a corporation incorporated under the laws of the State of California, as a debtor-in-possession (together with Pacific Racing Association, hereinafter collectively called the “Golden Gate Fields Guarantors”),

- and -

THE SANTA ANITA COMPANIES, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession

- and -

LOS ANGELES TURF CLUB, INCORPORATED,

a corporation incorporated under the laws of the State of California, as a debtor-in-possession (together with the Santa Anita Companies, Inc., hereinafter collectively called the “Santa Anita Guarantors”),

- and -

SOUTHERN MARYLAND AGRICULTURAL ASSOCIATION,

a joint venture of PRINCE GEORGE’S RACING, INC. and SOUTHERN MARYLAND RACING, INC., each a corporation incorporated under the laws of the State of Maryland, as a debtor-in-possession (hereinafter called the “Bowie Guarantor”),

- and -

LAUREL RACING ASSOC., INC.,

a corporation formed under the laws of the State of Maryland, as a debtor-in-possession,

- and -

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP

a partnership formed under the laws of the State of Maryland, as a debtor-in-possession, acting through its general partner, LAUREL RACING ASSOC., INC. (together with Laurel Racing Assoc., Inc., hereinafter collectively called the “Laurel Guarantor”),

- and -

PIMLICO RACING ASSOCIATION, INC.,

a corporation incorporated under the laws of the State of Maryland, as a debtor-in-possession,

- and -

MARYLAND JOCKEY CLUB, INC.,

a corporation incorporated under the laws of the State of Maryland, as a debtor-in-possession,

- and -

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC.,

a corporation incorporated under the laws of the State of Maryland, as a debtor-in-possession (together with Pimlico Racing Association, Inc. and Maryland Jockey Club, Inc., hereinafter collectively called the “Pimlico Guarantors”),

- and -

SOUTHERN MARYLAND RACING, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (hereinafter called the “Maryland Racing Guarantor”),

- and -

THISTLEDOWN, INC.

a corporation incorporated under the laws of the State of Ohio, as a debtor-in-possession (hereinafter called the “Thistledown Guarantor”),

- and -

MEC MARYLAND INVESTMENTS, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession,

- and -

AMTOTE INTERNATIONAL, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession,

- and -

30000 MARYLAND INVESTMENTS LLC,

a limited liability company formed under the laws of the State of Delaware, as a debtor-in-possession (together with MEC Maryland Investments Inc., and AmTote International, Inc., hereinafter collectively called the “AmTote Guarantors”),

- and -

GPRA COMMERCIAL ENTERPRISES, INC.,

a corporation incorporated under the laws of the State of Florida, as a debtor-in-possession (hereinafter called the “Gulfstream Commercial Guarantor”),

- and -

GULFSTREAM PARK RACING ASSOCIATION, INC.,

a corporation incorporated under the laws of the State of Florida, as a debtor-in-possession (hereinafter called the “Gulfstream Guarantor”),

- and -

GPRA THOROUGHBRED TRAINING CENTER, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (hereinafter called the “Palm Meadows Training Guarantor”),

- and -

MEC DIXON, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (hereinafter called the “Dixon Guarantor”),

- and -

SUNSHINE MEADOWS RACING, INC.

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession,

- and -

MEC HOLDINGS (USA) INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (together with Sunshine Meadows Racing, Inc., the “Ocala Guarantors”),

- and -

REMINGTON PARK, INC.,

a corporation incorporated under the laws of the State of Oklahoma, as a debtor-in-possession (hereinafter called the “Remington Guarantor”),

- and -

PRINCE GEORGE’S RACING, INC.,

a corporation incorporated under the laws of the State of Maryland, as a debtor-in-possession (hereinafter called the “Prince George Guarantor”),

- and -

MEC PENNSYLVANIA RACING SERVICES, INC.,

a corporation incorporated under the laws of the State of Delaware, as a debtor-in-possession (hereinafter called the “MEC Pennsylvania Guarantor”),

(the Golden Gate Fields Guarantors, the Santa Anita Guarantors, the Bowie Guarantor, the Laurel Guarantor, the Pimlico Guarantors, the Maryland Racing Guarantor, the Thistledown Guarantor, the Amtote Guarantors, the Gulfstream Commercial Guarantor, the Gulfstream Guarantor, the Palm Meadows Training Guarantor, the Dixon Guarantor, the Ocala Guarantors, the Remington Guarantor, the Prince George Guarantor and the MEC Pennsylvania Guarantor, hereinafter collectively called the “Initial Guarantors”)

W I T N E S S E T H:

WHEREAS, on March 5, 2009 (the “Petition Date”) (or June 16, 2009 in the case of the MEC Pennsylvania Guarantor), the Borrower and the Initial Guarantors (collectively, the “Debtors”) commenced Chapter 11 Case Nos. 09-10720 (MFW) and 09-10724 (MFW) through 09-10746 (MFW) and 09-12091 (MFW) as administratively consolidated at Chapter 11 Case No. 09-10720 (MFW) (each a “Chapter 11 Case” and collectively, the “Chapter 11 Cases”) by filing separate voluntary petitions for reorganization under Chapter 11, 11 U.S.C. 101 et seq. (the “Bankruptcy Code”), with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Borrower and the Initial Guarantors continue to operate their businesses and manage their properties as debtors and debtors-in-possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, prior to the Petition Date, the Lender provided financing to the Borrower pursuant to that certain Credit Agreement, dated as of December 1, 2008, among the Borrower, the other credit parties signatory thereto, and the Lender (as amended, modified or supplemented through the Petition Date, the “Pre-Petition Loan Agreement”), and that certain Bridge Loan Agreement, dated as of September 12, 2007, among the Borrower, the Lender, and the guarantors specified therein (as amended, modified or supplemented, the “Bridge Loan Agreement”);

WHEREAS, the Borrower, the Initial Guarantors and the Lender are parties to that certain Debtor-in-Possession Credit Agreement, dated as of March 6, 2009, as amended by the Waiver and First Amendment, dated as of April 22, 2009, and the Joinder and Second Amendment, dated as of June 16, 2009 (as so amended, the “Existing Credit Agreement”);

WHEREAS, the Borrower has requested that the Lender provide an additional tranche of senior secured, superpriority credit facility to the Borrower of up to TWENTY-EIGHT MILLION Dollars ($28,000,000) in the aggregate to fund the additional working capital requirements of the Debtors and for other purposes permitted under this Agreement during the pendency of the Chapter 11 Cases;

WHEREAS, as of the Restatement Effective Date, the DIP Tranche 1 Credit Amount is $13,400,000 and the DIP Tranche 2 Credit Amount is $15,260,349;

WHEREAS, MID has indicated that it does not intend to bid on the Pool I Assets or the Pool II Assets (each as defined herein) and that it is continuing to evaluate alternatives relating to the Pool III Assets (as defined herein), which alternatives may include, without limitation, MID entering into a stalking horse purchase agreement for one or more Pool III Assets in the event that the Borrower receives no other stalking horse bids acceptable to the Borrower;

WHEREAS, the Lender is willing to make certain Post-Petition loans and other extensions of credit to the Borrower of up to such amount upon the terms and conditions set forth herein;

WHEREAS, each Guarantor is willing to guarantee all the obligations of the Borrower to the Lender under this Agreement;

WHEREAS, each of the Borrower and each Guarantor has agreed to secure all the Obligations under the DIP Credit Documents by granting to the Lender a security interest in and Lien upon substantially all their existing and after-acquired personal and real property; and

WHEREAS, the Borrower and each Guarantor acknowledges that they each will receive substantial direct and indirect benefits by reason of the making of loans and other financial accommodations to the Borrower as provided in this Agreement;

WHEREAS, the Borrower has requested, and the Lender has agreed, to amend and restate the Existing Credit Agreement upon the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that from and after the Restatement Effective Date the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Agreement:

“Accounts” shall have the meaning set forth in Article 9 of the UCC;

“Acquisition” means any transaction or series of transactions by which the Borrower or any of its Subsidiaries, directly or indirectly, by means of a take-over bid, tender offer, amalgamation, merger, purchase of assets, purchase of shares or otherwise (a) acquires any ongoing business or all or substantially all of the assets of any Person engaged in any ongoing business, (b) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of securities of a Person engaged in any ongoing business representing more than 10% of the ordinary voting power for the election of directors or other governing position if the business and affairs of such Person are managed by a board of directors or other governing body, or (c) acquires beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of more than 10% of the ownership interest in any Person engaged in any ongoing business that is not managed by a board of directors or other governing body;

“Additional Arrangement Fee” means a non-refundable fee equal to the product of (i) the DIP Credit Commitment and (ii) two percent (2%);

“Additional Guarantors” means any Subsidiary of the Borrower that executes and delivers a guaranty agreement in form and substance reasonably satisfactory to the Lender that specifies that it is a DIP Credit Document;

“Advances” means, collectively, the Tranche 1 Advances, the Tranche 2 Advances and the Tranche 3 Advances;

“Affiliate” means, in respect of any Person, any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person; and for the purpose of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the power to direct, or cause to be directed, the management and policies of a Person whether through the ownership of voting shares, by contract or otherwise, but for greater certainty the Lender and its Subsidiaries other than Borrower and its Subsidiaries shall be deemed not to be Affiliates of Borrower and its Subsidiaries;

“Aggregate Payments” has the meaning ascribed thereto in Section 11.9;

“Agreement” means this amended and restated agreement and the Disclosure Schedule and all schedules attached to this agreement or to the Disclosure Schedule, in each case as they may be amended or supplemented from time to time; the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement as a whole (including the Disclosure Schedule) and not to any particular article, Section, schedule or other portion hereof, and the expressions “article” and “Section” followed by a number or by a number and letter, and “Schedule” followed by a letter, mean and refer to the specified article or Section of or schedule to this Agreement, as applicable, except as otherwise specifically provided herein;

“Alternative Interest Rate” means for any day the Prime Rate for such day, plus 1,100 basis points (11%);

“AmTote Guarantors” has the meaning ascribed thereto in the Recitals;

“AmTote Property” means all assets of the AmTote Guarantors, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Applicable Law” means, in respect of any Person, property, transaction or event, all applicable laws, statutes, rules, by-laws and regulations, and all applicable official directives, orders, judgments and decrees of Governmental Bodies but solely to the extent they have the force of law (and, in the case of Section 3.3 only, whether or not having the force of law but otherwise binding on such Person or such Person’s property);

“Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Arrangement Fee Payment Date” has the meaning ascribed thereto in Section 4.3(a);

“Assets Condition” means, collectively, (i) achievement of the Proceeds Condition and (ii) the obtaining of one or more Sale Orders with respect to all of the remaining Pool III Assets;

“Banking Day” means a day on which banks are generally open for business in each of New York, New York, Toronto, Ontario, Zug, Switzerland and London, England;

“Bankruptcy Code” has the meaning ascribed thereto in the recitals to this Agreement;

“Bankruptcy Court” has the meaning ascribed thereto in the recitals to this Agreement;

“Bid Procedures Order” has the meaning ascribed thereto in Section 9.1(g);

“Blocked Persons List” has the meaning ascribed thereto in Section 6.1(aa);

“BMO” means Bank of Montreal and its successors and assigns under the BMO Credit Agreement;

“BMO Credit Agreement” means the amended and restated credit agreement made as of July 22, 2005 among the Borrower, as borrower, BMO, as agent and lender, and others, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the BMO Credit Agreement as so amended or restated shall not exceed $40,000,000, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $40,000,000 and security therefor is not increased thereby;

“Borrower” means Magna Entertainment Corp., a corporation existing under the laws of Delaware, and its successors and permitted assigns;

“Borrower Incorporation Documents” has the meaning ascribed thereto in Section 6.1(i);

“Borrower Note” has the meaning ascribed thereto in Section 8.2(j);

“Borrowing Date” means any Banking Day on which an Advance is made, or is to be made, in accordance with a request of the Borrower;

“Borrowing Notice” means a notice substantially in the form of Schedule A;

“Bowie Guarantor” has the meaning ascribed thereto in the Recitals;

“Bridge Loan Agreement” has meaning ascribed thereto in the recitals to this Agreement;

“Budget” means a monthly budget, approved by the Lender in its sole discretion, to April 30, 2010 disclosing projected cash receipts, operating disbursements, payroll disbursements, Chapter 11 legal and professional advisor costs, non-operating disbursements and cash balances consistent with the disposition or plan process for the Pool I Assets, the Pool II Assets and the Pool III Assets, as the case may be, prepared by the Borrower and attached hereto as Schedule B, as shall be amended, updated or supplemented from time to time by the Borrower with the prior written consent of the Lender in its sole discretion;

“Canadian Proceedings” means any plenary or ancillary proceedings relating to the Borrower or any of its Subsidiaries commenced in Canada;

“Capital Expenditures” means, for any period, for any Person those expenditures made in connection with the purchase, lease, license, acquisition, erection, development, improvement or construction of property of or by such Person (including any such property acquired pursuant to a Capital Lease Obligation) or any other expenditures, in all cases, which in accordance with GAAP are classified as capital expenditures; provided, however, that such term shall not include those expenditures (“Maintenance Capital Expenditures”) that are (a) required to sustain the capacity level or useful life of existing operating facilities or (b) required or lawfully imposed under any Environmental Law or Safety Law, or by any Governmental Body;

“Capital Lease Obligations” means the obligations of the Borrower or any Subsidiary to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

“Carve-Out Amount” has the meaning given to the term “Carve-Out” set forth in the Interim Order and the Final Order;

“Carve-Out Expenses” has the meaning set forth in the Interim Order and the Final Order;

“Cash Equivalents” means short-term issued guaranteed deposits or certificates of deposit with recognized financial institutions, bonds or similar obligations carrying the full faith and credit of the United States of America or any state thereof or any agency or instrumentality of any of the foregoing unconditionally backed by such credit and other similar investments acceptable to the Lender in its sole discretion;

“Chapter 11 Case” and “Chapter 11 Cases” have the respective meanings assigned to them in the recitals to this Agreement;

“Chattel Paper” shall have the meaning set forth in Article 9 of the UCC;

“Claim” has the meaning ascribed thereto in Section 3.4(a);

“Closing Date” means March 6, 2009;

“Collateral” means all Accounts, Chattel Paper, Commercial Tort Claims, Documents, Equipment, Fixtures, Goods, General Intangibles, Instruments, Inventory, Investment Property (including, without limitation, Equity Interests in Subsidiaries), Pledged Deposits, Supporting Obligations, and Other Collateral, wherever located, in which the Borrower or any Guarantor now has or hereafter acquires any right or interest, and the proceeds (including Stock Rights), insurance proceeds and products thereof, together with all books and records, customer lists, credit files, computer files, programs, printouts and other computer materials and records related thereto. Notwithstanding anything to the contrary contained in this definition, Collateral shall not include (i) rights under governmental licenses, authorizations or any other asset of the Borrower or any Guarantor, to the extent and for so long as the grant of a security interest therein is prohibited by Applicable Law, (ii) any intent-to-use trademark or service mark application prior to the filing of a statement or use or amendment to allege use, or any other intellectual property, to the extent that Applicable Law prohibits the creation of a security interest or would otherwise result in the loss of rights from the creation of such security interest or from the assignment of such rights upon the occurrence and continuance of an Event of Default, (iii) with respect to any Equity Interests in any Foreign Subsidiary with respect to which any one or more of the Borrower and a Guarantor directly owns or controls more than 50% of such Foreign Subsidiary’s issued and outstanding

Voting Interests, the excess over 65% of all of the Voting Interests in such Foreign Subsidiary, (iv) with respect to any Domestic Subsidiary which is a disregarded entity for U.S. federal income tax purposes which is the direct parent of a Foreign Subsidiary, the excess over 65% of all of the Voting Interests in such Domestic Subsidiary; or (v) with respect to any Additional Guarantor, contractual rights to the extent and for so long as the grant of a security interest therein pursuant hereto would violate the terms of the agreement under which such contractual rights arise or exist to the extent such prohibition is enforceable under Applicable Law and not created in contemplation of any security interest;

“Commercial Tort Claims” means those certain currently existing commercial tort claims of the Borrower or any Guarantor, including each commercial tort claim specifically described in the Disclosure Schedule;

“Committee” means the official committee of unsecured creditors formed in the Chapter 11 Cases;

“Commitment Fee” has the meaning ascribed thereto in Section 4.3(c);

“Commitment Fee Payment Date” has the meaning ascribed to such term in Section 4.3(c);

“Compliance Certificate” has the meaning ascribed thereto in Section 7.1(k)(i);

“Contingent Liabilities”, at any time, means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time,

(i)	guaranteed, directly or indirectly, in any manner by the Borrower or any Subsidiary including, without limitation by way of, (A) procuring the issue of letters of credit or other similar instruments for the benefit of that other Person, (B) endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business), or (C) the other Person assigning debts of the Borrower or any Subsidiary (whether or not represented by an instrument) with recourse to the Borrower or any Subsidiary;

(ii)	in effect guaranteed, directly or indirectly, by the Borrower or any Subsidiary through an agreement, contingent or otherwise:

(A)	to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

(B)	to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where the primary purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

(C)	to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

(iii)	secured by any Lien upon property owned by the Borrower or any Subsidiary, even though neither the Borrower nor any Subsidiary has assumed or become liable for the payment of such indebtedness or liabilities; provided that, if neither the Borrower nor any Subsidiary has assumed or become liable for such assumption, such indebtedness shall be deemed to be an amount equal to the lesser of (A) the amount of such indebtedness and liabilities and (B) the book value of such property.

For purposes hereof, a Person shall not be deemed to have a Contingent Liability if it is the co-maker of the primary obligation and shall have one Contingent Liability if it has guaranteed the obligations of more than one primary obligor with respect to the same primary obligation;

“Contributing Guarantors” has the meaning ascribed thereto in Section 11.9;

“Core Line of Business” means the ownership or operation of racetracks and pari-mutuel wagering activities, as described in the Form 10-K filed by the Borrower for the year ended December 31, 2007, and including (i) thoroughbred and harness horse racing, (ii) off-track betting facilities, (iii) account wagering and other gaming activities including, without limitation, poker, slot machines and video lottery terminals, and (iv) any food and beverage operations, sports bar operations, content acquisition and distribution, technology and media services, entertainment, the ownership and management of real estate and/or other activities, associated with or ancillary or related to (i), (ii) and/or (iii), above, including the ownership or operation of horse training and boarding centers, arenas and restaurants;

“Debtors” has the meaning ascribed thereto in the recitals to this Agreement;

“Default” means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default;

“Default Rate” means a rate per annum determined on a daily basis that is equal to the Interest Rate payable pursuant to Section 4.1(a), as applicable, plus 200 basis points (2%) per annum, in each case calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 or 366 days, as the case may be;

“Deposit Accounts” has the meaning ascribed to it in Article 9 of the UCC;

“DIP Administrative Claim” means an allowed superpriority administrative expense claim in a Bankruptcy Case under Section 364(c)(1) of the Bankruptcy Code, having priority over all administrative expenses of the kind specified in, or ordered pursuant to, Sections 105, 326, 330, 331, 503(b), 506(c), 507(a), 507(b) or 726 or any other provisions of the Bankruptcy Code;

“DIP Credit Amount” means, collectively, the DIP Tranche 1 Credit Amount, the DIP Tranche 2 Credit Amount and the DIP Tranche 3 Credit Amount;

“DIP Credit Commitment” means, collectively, the DIP Tranche 1 Credit Commitment, the DIP Tranche 2 Credit Commitment and the DIP Tranche 3 Credit Commitment;

“DIP Credit Documents” means, collectively, this Agreement, the Borrower Note, each Guaranty Agreement, each Pledge and Security Agreement and each other document or agreement that specifies, with the approval of the Lender, that it is a DIP Credit Document under this Agreement, and “DIP Credit Document” means any one of them;

“DIP Credit Facility” means the priority senior secured loans in an aggregate principal amount equal to the DIP Credit Amount, and all DIP Credit Documents;

“DIP Liens” means perfected Liens on the Collateral of the Borrower and the Initial Guarantors granted pursuant to Section 364(c)(2), (c)(3) and (d) of the Bankruptcy Code and shall include Interim DIP Liens under and as defined in the Interim Order;

“DIP Tranche 1 Credit Amount” means on any day of determination, the aggregate of the principal amount of the Tranche 1 Advances;

“DIP Tranche 2 Credit Amount” means on any day of determination, the aggregate of the principal amount of the Tranche 2 Advances;

“DIP Tranche 3 Credit Amount” means on any day of determination, the aggregate of the principal amount of the Tranche 3 Advances;

“DIP Tranche 1 Credit Commitment” means the commitment of the Lender to make Tranche 1 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 1 Credit Commitment is $13,400,000; provided, subject to the terms of the Interim Order, that $700,000 of such commitment will be used solely to reimburse the Lender for its legal fees in connection with the DIP Credit Facility;

“DIP Tranche 2 Credit Commitment” means the commitment of the Lender to make Tranche 2 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 2 Credit Commitment is $25,000,000;

“DIP Tranche 3 Credit Commitment” means the commitment of the Lender to make Tranche 3 Advances hereunder, reduced from time to time pursuant to Sections 2.5 and 2.6. The initial amount of the Lender’s DIP Tranche 3 Credit Commitment is $28,000,000, less the amount of the Restatement Budget Differential;

“DIP Tranche 1 Unutilized Amount” means, as of any date of determination, the amount by which the then applicable DIP Tranche 1 Credit Commitment exceeds the DIP Tranche 1 Credit Amount on such day;

“DIP Tranche 2 Unutilized Amount” means, as of any date of determination, the amount by which the then applicable DIP Tranche 2 Credit Commitment exceeds the DIP Tranche 2 Credit Amount on such day;

“DIP Tranche 3 Unutilized Amount” means, as of any date of determination, the amount by which the then applicable DIP Tranche 3 Credit Commitment exceeds the DIP Tranche 3 Credit Amount on such day;

“Disclosure Schedule” means the disclosure schedule attached to the Existing Credit Agreement prepared and executed by the Borrower and the Guarantors, as updated on April 8, 2009 and with such additional changes as may be acceptable to the Lender in its sole discretion (attached hereto as Schedule C);

“Dixon Guarantor” has the meaning ascribed thereto in the Recitals;

“Dixon Property” means all assets of the Dixon Guarantor, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by it;

“Documents” has the meaning ascribed to it in Article 9 of the UCC;

“Domestic Subsidiary” means a Subsidiary organized under the laws of a jurisdiction located in the United States of America;

“Effect of Bankruptcy” means, with respect to any contractual obligation, contract or agreement to which the Borrower or any of its Subsidiaries is a party, any default or other legal consequences arising on account of the commencement or the filing of the Chapter 11 Cases, as applicable (including the implementation of any stay), or the rejection of any such contractual obligation, contract or agreement with the approval of the Bankruptcy Court if required under applicable Law.

“Employee Plan” means an employee benefit plan defined in Section 3(3) of ERISA in respect of which the Borrower or any ERISA Affiliate is, or within the immediately preceding six years was, an “employer” as defined in Section 3(5) of ERISA, other than a Multiemployer Plan;

“Environment” means soil, land, surface and subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), all layers of the atmosphere, all natural resources and the interacting natural systems that include the foregoing listed components;

“Environmental Consent” means, with respect to the property and operations of the Borrower or any Guarantor, any consent, approval, permit, license, order, filing, authorization, exemption, registration, ratification, permission or waiver that is issued, granted or given by or under the authority of any Governmental Body regarding environmental matters or under any Environmental Law;

“Environmental Laws” means any Applicable Law that requires or relates to:

(i)	notifying appropriate authorities, employees or the public of the presence of or intended or actual Releases of Hazardous Materials or violations of discharge limits or other prohibitions or of the commencement of activities, such as resource extraction or construction, that could have an impact on the Environment;

(ii)	minimizing pollution or protecting the Environment, including regulating, limiting or restricting the storage, handling, use, emissions, discharges or Releases of Hazardous Materials;

(iii)	the transportation, use and disposal of Hazardous Materials;

(iv)	remediating Hazardous Materials that have been Released or are in the Environment, preventing the Threat of Release or paying the costs of such remediation; or

(v)	making responsible Persons or polluting Persons pay private parties or third parties, or groups of them, for damages done to their health or the Environment or permitting representatives of the public to recover for injuries done to public assets or to obtain any other remedies whatsoever, in each case, as a result of a Release or violation of Environmental Law;

and includes all Environmental Consents;

“Environmental or Safety Liability” means any Loss arising from, under, or in connection with any of the following:

(i)	any environmental or safety matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Materials, on-site or off-site contamination associated with a Release of Hazardous Materials;

(ii)	responsibility, financial or otherwise, under any Environmental Law or Safety Law for clean-up costs or corrective action, including any clean-up, removal, containment, monitoring or other remediation or response actions required by any Environmental Law or Safety Law (whether or not such actions have been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

(iii)	any other compliance, corrective, remedial or other measure or cost required or lawfully imposed under any Environmental Law or Safety Law;

“Equipment” has the meaning ascribed to it in Article 9 of the UCC;

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means (1) any corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) as the Borrower; (2) any trade or business (whether or not incorporated) which is under common control (within the meaning of Section 414(c) of the Internal Revenue Code) with the Borrower; and (3) a member of the same affiliated service group (within the meaning of Section 414(m) of the Internal Revenue Code) as the Borrower, any corporation described in clause (1) above or any trade or business described in clause (2) above; or (4) any other Person which is required to be aggregated with the Borrower pursuant to regulations promulgated under Section 414(o) of the Internal Revenue Code;

“Event of Default” has the meaning ascribed thereto in Section 9.1;

“Excluded Claims” has the meaning ascribed to thereto in Section 2.13;

“Existing Credit Agreement” has the meaning ascribed thereto in the Recitals;

“Fair Share” has the meaning ascribed thereto in Section 11.9;

“Fair Share Contribution Amount” has the meaning ascribed thereto in Section 11.9;

“Fees” means the Arrangement Fee and the Commitment Fee;

“Final Order” means the order of the Bankruptcy Court entered in the Chapter 11 Cases after a final hearing under Bankruptcy Rule 4001(c)(2) or such other procedures as approved by the Bankruptcy Court, which order shall be substantially in the form of the Interim Order or otherwise reasonably satisfactory in form and substance to the Lender, and from which no appeal or motion to reconsider has been timely filed, or if timely filed, such appeal has been stayed, dismissed or denied unless the Lender waives such requirement, together with all extensions, modifications and amendments thereto, in form and substance satisfactory to the Lender;

“Fiscal Month” means the period ending on the last calendar day of each calendar month of each Fiscal Year;

“Fiscal Quarter” means a period of three consecutive months ending on March 31, June 30, September 30 or December 31, as the case may be, of each Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower, being January 1 to December 31;

“Fixtures” has the meaning ascribed to it in Article 9 of the UCC;

“Foreign Subsidiary” means a Subsidiary that is a controlled foreign corporation (as defined in Section 957 of the Internal Revenue Code);

“Funding Guarantor” has the meaning ascribed thereto in Section 11.9;

“GAAP” means, at any time, generally accepted accounting principles in effect from time to time in the United States of America, applied on a consistent basis;

“General Intangibles” has the meaning ascribed to it in Article 9 of the UCC;

“Golden Gate Fields” means all assets of the Golden Gate Fields Guarantors, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Golden Gate Fields Guarantors” has the meaning ascribed thereto in the Recitals;

“Goods” has the meaning ascribed to it in Article 9 of the UCC;

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including, without limitation, any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances over a Person or such Person’s property, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator and the Racing and Gambling Regulatory Authorities);

“Guarantor Incorporation Documents” has the meaning ascribed thereto in Section 6.1(j);

“Guarantors” means the Initial Guarantors and the Additional Guarantors;

“Guaranty,” with respect to the Initial Guarantors, means the Initial Guaranty, and with respect to the Additional Guarantors means the Guaranty Agreement executed by any such Additional Guarantor;

“Guaranty Agreement” means a guaranty in form and substance reasonably satisfactory to the Lender executed by an Additional Guarantor;

“Gulfstream Commercial Guarantor” has the meaning ascribed thereto in the Recitals;

“Gulfstream Construction Loan Agreement” means the Third Amended and Restated Gulfstream Park Loan Agreement made as of December 22, 2006 between Gulfstream Park Racing Association Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Gulfstream Entities” means the Gulfstream Guarantor and the Gulfstream Commercial Guarantor;

“Gulfstream Guarantor” has the meaning ascribed thereto in the Recitals;

“Gulfstream Park” means all assets of the Gulfstream Entities, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Hazardous Activity” shall include the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Materials in, on, under, about and from any real property or any part thereof;

“Hazardous Material” means any material, substance or waste, whether solid, liquid, or gas, that is defined, regulated or otherwise characterized as a “contaminant” or “pollutant” or as “hazardous”, “toxic”, “harmful” or “dangerous” under, or for which standards of care are imposed by, any provision of any Environmental Law or Safety Law, and including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls;

“Indebtedness” of any Person means without duplication (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or which bear interest, (c) all reimbursement and all obligations with respect to letters of credit, bankers’ acceptances, surety bonds and performance bonds, whether or not matured, (d) all indebtedness for the deferred purchase price of property or services, other than trade payables incurred in the ordinary course of business, (e) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all Capital Lease Obligations of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Equity Interests of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all Indebtedness of the type referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including Accounts and General Intangibles) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness and (i) all Contingent Liabilities of such Person with respect to any of the obligations described in clauses (a) through (h) above;

“Indemnified Person” has the meaning ascribed thereto in Section 3.4(a);

“Indemnifying Party” has the meaning ascribed thereto in Section 3.4(a);

“Initial Guarantors” has the meaning ascribed thereto in the recitals to this Agreement;

“Initial Guaranty” has the meaning ascribed thereto in Section 11.1;

“Instruments” has the meaning ascribed thereto in Article 9 of the UCC;

“Interest Period” means a period commencing, (i) in the case of the initial Interest Period for any Advance, on the date of such Advance; and (ii) in the case of any subsequent Interest Period, on the last day of the immediately preceding Interest Period and ending, in either case, on the 30th day of such period;

“Interest Rate” has the meaning ascribed thereto in Section 4.1(a);

“Interim Order” means the order of the Bankruptcy Court entered in the Chapter 11 Cases after an interim hearing, attached hereto as Schedule D, together with all extensions, modifications, and amendments thereto that are reasonably satisfactory to the Lender;

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations and rulings thereunder;

“Inventory” has the meaning ascribed to it in Article 9 of the UCC;

“Investment Property” has the meaning ascribed to it in Article 9 of the UCC;

“Judgment Currency” has the meaning ascribed thereto in Section 1.7;

“Laurel Guarantor” has the meaning ascribed thereto in the Recitals;

“Lender” means MID Islandi sf., a partnership formed under the laws of Iceland, acting through its Zug Branch, and its successors and permitted assigns;

“Lender’s Costs” has the meaning ascribed thereto in Section 4.4;

“Lender’s Counsel” means Davies Ward Phillips & Vineberg LLP and Sidley Austin LLP, or such other firm or firms of solicitors or counsel as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

“LIBOR” means the one-month rate of interest per annum for deposits in US Dollars in the London interbank market, calculated on the basis of a year of 360 days, equal to the rate which appears on the Reuters Screen LIBOR01 Page (or any replacement page) as of 11:00 a.m. (London time) on the day which is two Banking Days prior to the first day of the relevant Interest Period;

“Lien” means any mortgage, lien, pledge, assignment by way of security, charge, security interest, lease intended as security, title retention agreement, statutory right reserved in any Governmental Body, registered lease of properties, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance;

“Lone Star Park Entities” means MEC Texas Racing, Inc. and Racetrack Holdings, Inc., each a wholly-owned direct subsidiary of the Borrower;

“Lone Star Park” means all assets of the Lone Star Park Entities, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Maryland Racing Guarantor” has the meaning ascribed thereto in the Recitals;

“Material Adverse Change” means a material adverse change (other than a change resulting from the Effect of Bankruptcy) in the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all its Subsidiaries on a consolidated basis) or any Guarantor;

“Material Adverse Effect” means material adverse effect, (other than a change resulting from the Effect of Bankruptcy), on (a) the business, condition (financial or otherwise), operations, properties, assets, liabilities or prospects of the Borrower (taken as a whole together with all of its Subsidiaries on a consolidated basis) or any of the Guarantors, or (b) the ability of the Borrower or any of the Guarantors to perform its obligations under any DIP Credit Document to which it is a party, or (c) the rights and remedies of the Lender under this Agreement or any other DIP Credit Document, or (d) the DIP Liens or any Liens created under any other DIP Credit Document or the perfection or priority thereof;

“Material Agreements” means any contract, agreement, commitment or other document by which the Borrower or any of its Subsidiaries is bound, the default under or the termination of which could reasonably be expected to result in a Material Adverse Effect;

“Material Authorization” means any approval, permit, license, order, consent or similar authorization from, and any filing, registration, qualification or recording with, any Governmental Body, domestic or foreign, required by the Borrower or any of its Subsidiaries, the absence of which could reasonably be expected to result in a Material Adverse Effect;

“Maturity Date” means the earliest of (i) April 30, 2010, (ii) the acceleration of all or any portion of the Obligations pursuant to Section 9.2, and (iii) the effective date of a confirmed plan of reorganization, provided, however, that, in connection with subsection (i) above, the Maturity Date will be automatically extended for one month in the event that a chapter 11 plan has been confirmed by the Bankruptcy Court, but not yet consummated;

“MID” means MI Developments Inc. and its successors and permitted assigns;

“MJC Entity” means MJC Racing (2007) LLC, a wholly-owned direct subsidiary of the Borrower, the Pimlico Guarantors, the Laurel Guarantor, the Prince George Guarantor, the Bowie Guarantor, and the Maryland Racing Guarantor;

“MJC Property” means all assets of the MJC Entity, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA;

“Non-Excluded Taxes” has the meaning ascribed thereto in Section 2.8;

“Obligations” means all indebtedness, liabilities and other obligations of the Borrower and Guarantors to the Lender under any DIP Credit Document (including any amendments or supplements thereto), whether fixed or contingent, direct or indirect, matured or not, now existing or arising hereafter and includes, without limitation, all unpaid principal, interest, fees, costs and other amounts payable by the Borrower and Guarantors to the Lender hereunder or under any other DIP Credit Document;

“Ocala Guarantors” has the meaning ascribed thereto in the Recitals;

“Ocala Property” means all assets of the Ocala Guarantors, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Officer’s Certificate” means, unless otherwise provided herein, in respect of the Borrower, a certificate signed by any one of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary;

“Official Body” means any national government or government of any political subdivision thereof or any parliament, legislature, council, agency, authority, board, bureau, central bank, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator or arbitrator, whether foreign or domestic or any non-governmental regulating body, to the extent that the rules, regulations and orders of such body have the force of law;

“Orders” means the Final Order and the Interim Order, collectively;

“Organizational Documents” has the meaning ascribed thereto in Section 6.1(j);

“Other Collateral” means any property of the Borrower and the Guarantors, not included within the defined terms Accounts, Chattel Paper, Commercial Tort Claims, Documents, Equipment, Fixtures, General Intangibles, Instruments, Inventory, Investment Property and Pledged Deposits, including, without limitation, all cash on hand, letter-of-credit rights, letters of credit, Stock Rights and Deposit Accounts or other deposits (general or special, time or demand, provisional or final) with any bank or other financial institution, it being intended that the Collateral include all personal property of the Borrower and the Guarantors, and in the case of any Additional Guarantor, such other property as agreed to between the Lender and such Additional Guarantor;

“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto;

“Permitted Debt” means (i) the Obligations; (ii) the Pre-Petition MID Secured Loans; (iii) the Pre-Petition Third Party Secured Loans; (iv) unsecured trade and other accounts payable incurred in the ordinary course of business for the purpose of carrying on the same; (v) unsecured intercompany indebtedness of the Borrower to any of the Guarantors or of any of the Guarantors to the Borrower, provided that such unsecured intercompany indebtedness is entered into on customary terms and in the ordinary course of the Borrower and (vi) Indebtedness contemplated by the Budget;

“Permitted Lender Assignee” has the meaning ascribed thereto in Section 10.8;

“Permitted Liens” means any:

(i)	Liens for taxes, assessments or governmental charges or levies incurred in the ordinary course of business that are not yet due and payable or the validity of which is being actively and diligently contested in good faith by the Borrower or a Subsidiary, as the case may be, in respect of which the Borrower or a Subsidiary has established on its books adequate reserves therefor, and for which any enforcement proceedings, if commenced, have been stayed or for which payment has been made in accordance with (vii) below;

(ii)	rights reserved to or vested in any Governmental Body by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation, or to require annual or other periodic payments as a condition to the continuance thereof;

(iii)	construction, mechanics’, workers’, repairers’, carriers’, warehousemen’s and materialmen’s Liens and Liens in respect of vacation pay, workers’ compensation, social security, old age pension, employment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed or for which the Borrower or a Subsidiary has not received written notice of a Lien or for which a construction lien has been filed and the Borrower or a Subsidiary is contesting such Lien diligently and in good faith;

(iv)	Liens arising from court or arbitral proceedings which have been commenced or are pending, provided that the claims secured thereby are being contested in good faith by the Borrower or a Subsidiary; any execution thereon has been stayed and continues to be stayed; and such Liens do not materially impair the use of the property in the business of the Borrower or the Subsidiary, as the case may be;

(v)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations;

(vi)	deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (iii) above;

(vii)	deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to a Lien described in (i) or (iv) above;

(viii)	minor title defects or irregularities, minor encroachments, zoning laws and ordinances, easements, servitudes, party wall agreements, licenses, rights of way, restrictions that run with the land, leases, municipal by-laws and regulations or other similar encumbrances or privileges in respect of any owned or leased real property (including without limitation, easements, rights of way and agreements for sewers, trains, gas and water mains or electric conduits, poles, wires and cable) which in the aggregate do not materially impair the use of such property by the Borrower or a Subsidiary, as the case may be, in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

(ix)	security given by the Borrower or a Subsidiary to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the Borrower or a Subsidiary, as the case may be, in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the Borrower or the Subsidiary, as the case may be;

(x)	the reservation in any original grants from the Crown of any land or interest therein and statutory exceptions to title;

(xi)	Liens granted by the Borrower to any Guarantor or by any Subsidiary of the Borrower to the Borrower or any other Guarantor;

(xii)	any Lien, other than a construction Lien, payment of which has been provided for by deposit with the Lender of an amount in cash, or the obtaining of a surety bond or letter of credit satisfactory to the Lender, sufficient in either case to pay or discharge such Lien or upon other terms satisfactory to the Lender;

(xiii)	any Lien securing Permitted Debt, unless same is by definition unsecured;

(xiv)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in or exercised under any lease and any statutory or common law rights of landlords for rent or compliance with the terms of such lease;

(xv)	rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of properties owned or leased by the Borrower or a Subsidiary in the operation of the business of the Borrower or a Subsidiary;

(xvi)	the granting by the Borrower or any Subsidiary in the ordinary course of its business consistent with past practice of any lease, sub-lease, tenancy or right of occupancy to any Person in respect of properties owned or leased by the Borrower or a Subsidiary;

(xvii)	applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements, zoning laws and building restrictions which do not in the aggregate materially adversely affect the current use of the property affected thereby and provided that the same have been complied with in all material respects;

(xviii)	any attachment or judgment Lien not constituting an Event of Default;

(xix)	adequate protection and substitute Liens granted pursuant to the Orders or any other order of the Bankruptcy Court after notice and hearing;

(xx)	the Liens granted pursuant to this Agreement or any other DIP Credit Document on the Collateral;

(xxi)	any other Lien which the Lender approves in writing as a Permitted Lien; or

(xxiii)	Liens represented by the Carve-Out Amount;

“Permitted Variance” means, with respect to the Budget, for any calendar month, the product of (x) the aggregate amount of the Budget for such calendar month and (y) 10%, in the aggregate;

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal or personal representative, Governmental Body or any other legal entity;

“Petition Date” has the meaning ascribed thereto in the recitals to this Agreement;

“Pimlico Guarantors” has the meaning ascribed thereto in the Recitals;

“Pledge and Security Agreement” means a pledge and security agreement in form and substance reasonably satisfactory to the Lender executed by an Additional Guarantor;

“Pledged Deposits” means all time deposits of money (other than Deposit Accounts and Instruments), whether or not evidenced by certificates, which the Borrower or any Guarantor may from time to time designate as pledged to the Lender as security for any Obligations, and all rights to receive interest on said deposits;

“PNC Credit Agreement” means the PNC Credit Agreement, dated as of November 27, 2002 between the Borrower and PNC Bank, National Association or a predecessor thereof, existing on the date hereof;

“Pool I Assets” means, collectively, the Dixon Property, Lone Star Park, the Ocala Property, Portland Meadows, Remington Park and the Thistledown Property, and “Pool I Asset” means any one of them;

“Pool II Assets” means, collectively, the AmTote Property and the XpressBet Property, and “Pool II Asset” means any one of them;

“Pool III Assets” means, collectively, Golden Gate Fields, Gulfstream Park, the MJC Property and Santa Anita Park, and “Pool III Asset” means any one of them;

“Portland Meadows” means all assets of the Portland Meadows Entity, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by it;

“Portland Meadows Entity” means MEC Oregon Racing, Inc., a wholly-owned direct subsidiary of the Borrower;

“Post-Petition” means the time period beginning immediately upon the filing of the Chapter 11 Cases;

“Post-Petition Indebtedness” means any or all Indebtedness of the Borrower incurred after the filing of the Chapter 11 Cases;

“Pre-Petition” means the time period ending immediately prior to the filing of the Chapter 11 Cases;

“Pre-Petition Indebtedness” means all Indebtedness of the Borrower or any Initial Guarantor outstanding on the Petition Date immediately prior to the filing of the Chapter 11 Cases other than Indebtedness under the Pre-Petition Loan Agreement;

“Pre-Petition Loan Agreement” has the meaning ascribed thereto in the recitals to this Agreement;

“Pre-Petition Loan Documents” has the meaning assigned to the term “2008 Loan Documents” in the Pre-Petition Loan Agreement;

“Pre-Petition MID Secured Loans” means (i) Indebtedness under the Bridge Loan Agreement, (ii) Indebtedness under the Pre-Petition Loan Agreement, (iii) Indebtedness under the Remington Construction Loan Agreement; and (iv) Indebtedness under the Gulfstream Construction Loan Agreement;

“Pre-Petition Third Party Secured Loans” means loans under the following agreements: (i) the BMO Credit Agreement, (ii) the PNC Credit Agreement, (iii) the SunTrust Credit Agreement, (iv) the Santa Anita Senior Facility, (v) the existing credit agreement dated March 5, 2004 between Borrower’s Austrian subsidiary MEC Grunstucksentwicklungs GmbH and Raiffeinsenlandebank Niederosterreich-Wein AG, as amended in December 2007, and (vi) the loan agreement among, inter alia, Keybank National Association, as principal lender, and The Village at Gulfstream Park, LCC, as borrower, where such indebtedness is non-recourse to the Borrower and the Gulfstream Guarantor (as defined in the Bridge Loan Agreement) and arises under the May 1, 2005 limited liability company agreement, as amended, by which The Village at Gulfstream Park, LLC, was formed;

“Prime Rate” means for any day, a variable rate of interest, per annum, most recently published in The Wall Street Journal as the “prime rate.” The Prime Rate shall adjust daily and automatically without notice to the Borrower. If more than one Prime Rate is published in The Wall Street Journal for a day, the highest of such Prime Rates shall be used. If The Wall Street Journal is no longer published or ceases to publish the Prime Rate, the Lender may substitute another publication publishing the Prime Rate, reasonably acceptable to the Lender. If Prime Rates are no longer generally published or are limited, regulated or administered by a Governmental Body, the Lender may substitute another rate approximating the Prime Rate;

“Prince George Guarantor” has the meaning ascribed thereto in the Recitals;

“Prior Lender” means the lender under the Pre-Petition Loan Agreement;

“proceedings” has the meaning ascribed thereto in Section 6.1(n);

“Proceeds Condition” means obtaining one or more Sale Orders with respect to the sale of assets that are Pool I Assets, Pool II Assets and/or the MJC Property, with the aggregate gross sale proceeds of such Sale Orders to be received upon closing totaling at least $175,000,000;

“Racing and Gambling Regulatory Authorities” means the racing and gambling regulatory authorities in each state where the Borrower or any Guarantor (or any of their respective Subsidiaries) maintains racetracks and/or carries on business, including (without limitation) the California Horse Racing Board and the Maryland Racing Commission;

“Register” has the meaning ascribed thereto in Section 10.8(b);

“Registered Advance” has the meaning ascribed thereto in Section 10.8(b);

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, in effect from time to time;

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration or other movement on, into or through the Environment or on, into, through, over or out of any property;

“Released Claims” has the meaning ascribed thereto in Section 2.13;

“Released Parties” has the meaning ascribed thereto in Section 2.13;

“Releasing Parties” has the meaning ascribed thereto in Section 2.13;

“Remington Construction Loan Agreement” means the loan agreement made as of July 22, 2005 between Remington Park, Inc., as borrower, the Lender, as lender, and others, as the same has been and may be amended or restated from time to time;

“Remington Guarantor” has the meaning ascribed thereto in the Recitals;

“Remington Park” means all assets of the Remington Guarantor, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by it;

“Reportable Event” means an event described in Section 4043(c) of ERISA with respect to an Employee Plan as to which the 30-day notice requirement has not been waived by PBGC, other than an event described in Section 4043(c)(10) of ERISA;

“Restatement Budget Differential” means the difference between $28,000,000 and the total amount of additional funding required by the Borrower and the Guarantors as set forth in the Budget delivered by the Borrowers pursuant to Section 8.1(i);

“Restatement Effective Date” means the date that each of the conditions set forth in Section 8.1 are satisfied;

“Safety Consent” means any consent, approval, permit, license, order, filing, authorization, exemption, registration, ratification or permission granted or given by or under the authority of any Governmental Body regarding health or safety matters or under any Safety Law;

“Safety Law” means any Applicable Law designed to provide safe or healthy conditions for the public or workers and to reduce safety or health hazards for the public or workers and includes all Safety Consents;

“Sale Order” means an order of the Bankruptcy Court approving the sale of a Pool I Asset, a Pool II Asset or a Pool III Asset pursuant to a written agreement therefor, all in form and substance satisfactory to the Lender;

“Santa Anita Guarantors” has the meaning ascribed thereto in the Recitals;

“Santa Anita Park” means all assets of the Santa Anita Guarantors, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by any of them;

“Santa Anita Senior Facility” means the term loan credit agreement dated as of October 8, 2004 between The Santa Anita Companies, Inc. and Wells Fargo Bank, National Association, together with all guaranties and collateral security therefor, as amended as of the Closing Date, having a principal amount outstanding at any time of not greater than $75,000,000, and includes any renewal or refinancing of any such facility provided the indebtedness thereof or security therefor is not increased thereby;

“Securities Acts” means both the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the respective rules and regulations promulgated thereunder;

“Securities Commission” means the Securities and Exchange Commission of the United States of America, or other Governmental Body in replacement thereof;

“Shareholder Claims” has the meaning ascribed thereto in Section 2.14;

“Stock Rights” means any securities, dividends or other distributions and any other right or property which the Borrower or any Guarantor shall receive or shall become entitled to receive for any reason whatsoever with respect to, in substitution for or in exchange for any securities or other ownership interests in a corporation, partnership, joint venture or limited liability company constituting Collateral and any securities, any right to receive securities and any right to receive earnings, in which the Borrower or any Guarantor now has or hereafter acquires any right, issued by an issuer of such securities;

“Subordinated Debt” means, collectively, up to $75,000,000 principal amount of 7.25% convertible subordinated notes due December 15, 2009 issued by the Borrower pursuant to an indenture dated December 2, 2002, and up to $150,000,000 principal amount of 8.55% convertible subordinated notes due June 15, 2010 issued by the Borrower pursuant to an indenture dated June 2, 2003, each with the Bank of New York, and each as the same may be amended or modified from time to time on the terms approved by the Lender;

“Subsidiary” means, with respect to any Person at any time, any Person of which at least a majority of the votes attaching to Voting Interests are at the time, directly or indirectly, owned by such Person;

“SunTrust Credit Agreement” means the loan and security agreement made as of May 11, 2007 among AmTote International, Inc., as borrower, and SunTrust, as lender, as has been and may be further amended and restated from time to time, provided that the principal amount outstanding at any time under the SunTrust Credit Agreement as so amended or restated shall not exceed $4.5 million, and includes any renewal or refinancing of any such agreement or the indebtedness owing thereunder provided that the principal amount of such renewed or refinanced indebtedness does not exceed $4.5 million and security therefor is not increased thereby;

“Supporting Obligation” has the meaning ascribed thereto in Article 9 of the UCC;

“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, goods and services or use taxes, levies, imposts, stamp taxes, royalties, duties, and all fees, deductions, charges and withholdings imposed, levied, collected, withheld or assessed as of May 1, 2002 or at any time thereafter, by any Governmental Body of or within the United States of America or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

“Termination Date” means the date on which the latest of (a) the Maturity Date, (b) all the Advances have been indefeasibly repaid in full in cash, (c) all other Obligations under the Agreement and the other DIP Credit Documents have been completely discharged, and (d) the Borrower shall not have any further right to borrow any monies under this Agreement, shall have occurred;

“Thistledown Guarantor” has the meaning ascribed thereto in the Recitals;

“Thistledown Property” means all assets of the Thistledown Guarantor, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by it;

“Threat of Release” means a reasonable likelihood of a Release that could require action in order to prevent or mitigate damage to the Environment that may result from such Release;

“Tranche 1 Advance” has the meaning ascribed to such term in Section 2.1(a);

“Tranche 2 Advance” has the meaning ascribed to such term in Section 2.1(a);

“Tranche 3 Advance” has the meaning ascribed to such term in Section 2.1(a);

“Tranche 1 Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Tranche 2 Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“Tranche 3 Arrangement Fee” has the meaning ascribed thereto in Section 4.3(a);

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that to the extent that the UCC is used to define any term herein or in any DIP Credit Document and such term is defined differently in different Articles or Divisions of the UCC, the definition of such term contained in Article or Division 9 shall govern; provided, further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to the Lender’s Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York or any similar provisions under Canadian law, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions;

“Unaudited Financial Statements” means the unaudited consolidated financial statements of the Borrower for the Fiscal Quarter ended December 31, 2008;

“Unutilized Amount” means, on any day of determination, the sum of the DIP Tranche 1 Unutilized Amount, the DIP Tranche 2 Unutilized Amount and the DIP Tranche 3 Unutilized Amount;

“US Dollars” means lawful money of the United States of America;

“Voting Interests” means shares of capital stock issued by a corporation (or other equivalent ownership interests in any other Person), the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency;

“XpressBet Entity” means XpressBet, Inc., a wholly-owned direct subsidiary of the Borrower; and

“XpressBet Property” means all assets of the XpressBet Entity, including real and personal property, tangibles and intangibles, and all other property now owned or hereafter acquired by it.

1.2	Gender and Number

Words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Invalidity, etc.

Each of the provisions contained in any DIP Credit Document is distinct and severable and the invalidity, illegality or unenforceability of any such provision or part thereof under Applicable Law or otherwise shall not affect the validity or enforceability of any other provision of such DIP Credit Document or any other DIP Credit Document. Without limiting the generality of the foregoing, if any amounts on account of interest or fees or otherwise payable by the Borrower or the Guarantors to the Lender hereunder exceed the maximum amount recoverable under Applicable Law, the amounts so payable hereunder shall be reduced to the maximum amount recoverable under Applicable Law.

1.4	Headings, etc.

The division of a DIP Credit Document into articles, Sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of such DIP Credit Document.

1.5	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts wholly to be performed within such State, subject to applicable provisions of the Bankruptcy Code.

1.6	Submission to Jurisdiction

THE LENDER, THE BORROWER AND EACH GUARANTOR HEREBY CONSENTS AND AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE BORROWER AND THE INITIAL GUARANTORS, ON THE ONE HAND, AND THE LENDER, ON THE OTHER HAND, PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER DIP LOAN DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER DIP LOAN DOCUMENTS; PROVIDED, THAT THE LENDER, THE BORROWER AND THE INITIAL GUARANTORS ACKNOWLEDGE THAT ANY APPEALS FROM THE BANKRUPTCY COURT MAY HAVE TO BE HEARD BY A COURT OTHER THAN THE BANKRUPTCY COURT; PROVIDED, FURTHER, THAT, SUBJECT TO RECEIVING PRIOR APPROVAL FROM THE BANKRUPTCY COURT AUTHORIZING SUCH ACTION, NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR

OPERATE TO PRECLUDE THE LENDER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE LENDER. THE LENDER, THE BORROWER AND THE INITIAL GUARANTORS EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND THE LENDER, THE BORROWER AND THE INITIAL GUARANTORS HEREBY WAIVE ANY OBJECTION THAT SUCH PERSON MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENT TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT. THE LENDER, THE BORROWER AND THE INITIAL GUARANTORS HEREBY WAIVE PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH PERSON AT THE ADDRESS SET FORTH IN SECTION 10.6 OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH PERSON’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID.

1.7	Judgment Currency

All amounts to be paid pursuant to this Agreement shall be payable when due in U.S. dollars, in the full amount due, without deduction for any variation in any rate of exchange (as defined below). Each party hereto hereby agrees to indemnify the other parties hereto against any loss incurred by any of them as a result of any judgment or order being given or made for the amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (a) the rate of exchange at which the amount in U.S. dollars is converted into the Judgment Currency for the purpose of such judgment or order and (b) the rate of exchange at which such party is then able to purchase U.S. dollars with the amount of the Judgment Currency actually received by it. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency with or from U.S. dollars.

1.8	References

Except as otherwise specifically provided, reference in any DIP Credit Document to any contract, agreement or any other instrument (including, without limitation, any other DIP Credit Document) shall be deemed to include references to the same as varied, amended, restated, supplemented or replaced from time to time and reference in any DIP Credit Document to any enactment, including without limitation, any statute, law, by-law, regulation, ordinance or order, shall be deemed to include references to such enactment as re-enacted, amended or extended from time to time.

1.9	Currency

Except as otherwise specifically provided herein, all monetary amounts in this Agreement are stated in U.S. dollars.

1.10	Conflict of Terms

Except as otherwise provided in this Agreement or any of the other DIP Credit Documents by specific reference to the applicable provisions of this Agreement, and subject to the immediately following sentence, if any provision contained in this Agreement conflicts with any provision in any of the other DIP Credit Documents, the provision contained in this Agreement shall govern and control. Notwithstanding the foregoing, if any provision in this Agreement or any other DIP Credit Document conflicts with any provision in the Interim Order or Final Order, the provision in the Interim Order or Final Order shall govern and control.

1.11	Generally Accepted Accounting Principles

Except as otherwise specifically provided herein, all accounting terms shall be applied and construed in accordance with GAAP (including, without limitation, determining the amount of any Contingent Liability).

1.12	Computation of Time Periods

Except as otherwise specifically provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.13	Actions on Days Other Than Banking Days

Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Banking Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first Banking Day after such day and interest and fees shall be calculated accordingly. If the payment of any amount is deferred for any period under this Section, then such period shall, unless otherwise provided herein, be included for purposes of the computation of any interest or fees payable hereunder.

1.14	Oral Instructions

Notwithstanding any other provision herein regarding the delivery of notices, including Borrowing Notices, by the Borrower, the Lender shall in its sole discretion be entitled to act upon the oral instructions of the Borrower, or any Person reasonably believed by the Lender to be a Person authorized by the Borrower to give instructions, regarding any request for an Advance. All such oral instructions shall be at the risk of the Borrower and must be confirmed in writing by the Borrower on the same Banking Day as the verbal instruction is given. The Lender shall not be responsible for any error or omission in such instructions or in the performance thereof except in the case of gross negligence, willful misconduct, fraud or illegal acts by the Lender or any of its officers, directors, employees, agents or representatives.

1.15	No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

1.16	Incorporation of Schedules

The following schedules annexed hereto shall, for all purposes hereof, form part of this Agreement:

Schedule A	Borrowing Notice
Schedule B	Budget
Schedule C	Disclosure Schedule
Schedule D	Interim Order

ARTICLE 2

DIP CREDIT COMMITMENT

2.1	Establishment of DIP Credit Commitment

(a) Subject to the terms and conditions set forth herein, the Lender agrees to make non-revolving loans (each, a “Tranche 1 Advance” and, collectively, the “Tranche 1 Advances”) to the Borrower from time to time on any Banking Day during the period from the entry of the Interim Order to the Maturity Date in an aggregate principal amount that will not result in the DIP Tranche 1 Credit Amount exceeding the Lender’s DIP Tranche 1 Credit Commitment.

(b) Subject to the terms and conditions set forth herein, the Lender agrees to make non-revolving loans (each, a “Tranche 2 Advance” and, collectively, the “Tranche 2 Advances”) to the Borrower from time to time on any Banking Day during the period from the entry of the Final Order to the Maturity Date in an aggregate principal amount that will not result in the DIP Tranche 2 Credit Amount exceeding the Lender’s DIP Tranche 2 Credit Commitment.

(c) Subject to the terms and conditions set forth herein, the Lender agrees to make non-revolving loans (each, a “Tranche 3 Advance” and, collectively, the “Tranche 3 Advances”) to the Borrower from time to time on any Banking Day during the period from October 1, 2009 to the Maturity Date in an aggregate principal amount that will not result in the DIP Tranche 3 Credit Amount exceeding the Lender’s DIP Tranche 3 Credit Commitment.

(d) All Advances shall be made in US Dollars.

(e) At no time shall the amount of the DIP Credit Amount exceed the DIP Credit Commitment available to the Borrower at such time.

(f) Advances will be made to the Borrower on a monthly basis in accordance with, and subject to compliance with, the Budget, subject to the Permitted Variance.

2.2	Use of Proceeds

Amounts available under the DIP Credit Facility will be used solely for, in each case only to the extent specified in the Budget, subject to the applicable Permitted Variance, payment of (i) Post-Petition operating expenses and other working capital and financing requirements of the Borrower and its Subsidiaries, (ii) capital call contributions required to be paid by the Borrower and its Subsidiaries, (iii) Capital Expenditures, (iv) fees, costs and expenses associated with the DIP Credit Facility, (v) other payments as reflected in the Budget, and (vi) other costs and expenses of administration of the Chapter 11 Cases.

2.3	Non-Revolving Nature of DIP Credit Commitment

The DIP Credit Facility is a non-revolving facility and any portion of the DIP Credit Commitment that is drawn shall reduce the DIP Credit Commitment and may not be re-borrowed.

2.4	Pre-Payment

The Borrower may from time to time (without premium or penalty) on any Banking Day prepay to the Lender all or any portion of the DIP Credit Amount, provided that any such repayment (a) shall be in an amount of at least $500,000 (or if less, the outstanding DIP Credit Amount) and any greater amount shall be an integral multiple of $50,000, (b) shall be effected on at least 5 Banking Days notice in writing to the Lender; provided that such notice, once given, shall be irrevocable and binding upon the Borrower, and (c) shall be accompanied by payment of all accrued and unpaid interest, owing as of such date on the principal amount so prepaid. The principal amount of the DIP Credit Amount shall be automatically and permanently reduced by the principal amount of any such repayment.

2.5	Mandatory Repayment

(a) The DIP Credit Amount shall be repaid in the following amounts and circumstances:

(i)	in the event that the outstanding principal amount of the DIP Credit Amount at any time shall exceed the then effective DIP Credit Commitment at such time, the Borrower shall forthwith make a repayment on account of the DIP Credit Amount such that, after giving effect to such repayment, the aggregate principal amount of the DIP Credit Amount outstanding will be not more than the DIP Credit Commitment;

(ii)	upon the receipt by the Borrower or any of its Subsidiaries of the net proceeds of:

(A)	insurance claims in excess of $1,000,000 in the aggregate during the term of this Agreement, other than proceeds of claims under business interruption insurance, in respect of any of the assets and undertaking of the Borrower or any of its Subsidiaries, unless such proceeds are used for repairs or reconstruction of damaged properties (as approved by the Lender, acting reasonably),

(B)	asset and/or real property sales by the Borrower or any of its Subsidiaries out of the ordinary course of business consistent with past practice (which ordinary course of business includes the sale of individual residential lots at market prices), and

(C)	any expropriation or condemnation of the whole or any part of its real property or other assets,

an amount equal to 100% of such net proceeds shall be applied to repay the DIP Credit Amount until such amount is reduced to zero (0) and then to reduce the Unutilized Amount; and

(iii)	on the Maturity Date.

(b) The repayments referred to in items (A) and (B) of Section 2.5(a)(ii) shall be made as promptly as practicable (and in any event within 3 Banking Days) following the receipt by any of the Borrower and/or its Subsidiaries of the net proceeds referred to therein. Upon the repayment of the principal amount of the DIP Credit Amount pursuant to Section 2.5(a), the DIP Credit Amount shall be permanently reduced by an amount equal to the principal paid.

(c) For the purposes of this Section 2.5, net proceeds from any sale or other transaction referred to herein means the proceeds (including any cash received in respect of non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments) but only as and when received) received by the Borrower and/or any of its Subsidiaries therefrom net of all reasonable professional fees, brokers fees paid on an arm’s-length market basis, filing fees, commissions, sales tax and other direct costs and expenses of such transaction, together with, where applicable, in respect of any sale or other disposition of assets, the amounts necessary to repay or otherwise satisfy all Permitted Liens attaching to such assets ranking in priority to the DIP Liens or any Lien created under any other DIP Credit Document or arising by virtue of this Agreement.

2.6	Voluntary Reduction in DIP Credit Commitment

The Borrower shall have the right at any time and from time to time, by giving at least 5 Banking Days’ notice to the Lender, which notice, once given, shall be irrevocable and binding upon the Borrower, to reduce the DIP Credit Commitment then in effect. Such notice shall specify the amount of the reduction, which shall be in an integral multiple of $250,000. The amount of any such reduction so made by the Borrower shall be permanent and irrevocable and the DIP Credit Commitment shall be reduced accordingly.

2.7	Payments Generally

All payments in respect of the DIP Credit Commitment (in respect of principal, interest, fees or otherwise) shall be made by the Borrower to the Lender no later than 1:00 p.m. (New York time) on the due date thereof to the account specified therefor by the Lender from time to time. Any payments received after such time shall be considered for all purposes as having been made on the next following Banking Day unless the Lender otherwise agrees in writing. All payments shall be made by way of immediately available funds.

2.8	Tax Matters

(a) Each party to this Agreement agrees to treat the DIP Credit Commitment as debt for all tax purposes. All payments made by, or on account of any obligation of, the Borrower pursuant to the DIP Credit Commitment shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions, withholdings or similar charges, and all liabilities with respect thereto, now or hereafter imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority thereof or therein, excluding (i) net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Lender as a result of a present or former connection between the Lender and the United States or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Lender having executed, delivered or performed its obligations or receive a payment under, or enforced, this Agreement), (ii) any branch profits tax under the Internal Revenue Code, and (iii) any United States withholding tax that is attributable to the Lender’s failure to comply with Section 2.8(b). If any such non-excluded taxes, levies, imposts, duties, charges, fees deductions or withholdings (“Non-Excluded Taxes”) are required to be withheld from any amounts payable to the Lender hereunder, (i) the amounts so payable to the Lender shall be increased as necessary so that after making all such required withholdings and deductions in respect of any such Non-Excluded Taxes, and all payments of, or (if not yet paid) liability for, any such assessments or levies in respect of any such Non-Excluded Taxes, in each case including Non-Excluded Taxes imposed or asserted on or attributable to amounts payable under this Section 2.8, the Lender receives an amount equal to the sum it would have received had no such withholdings, deductions, assessments or levies been made and (ii) the Borrower or Guarantor, as applicable, shall timely pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable laws. Whenever any Non-Excluded Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Lender a certified copy of an original official receipt received by the Borrower showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure. The agreements in this section shall survive the termination of this Agreement and the payment of the DIP Credit Commitment.

(b) The Lender (including any assignee) shall deliver to the Borrower on or prior to the date a payment is to be made to the Lender under this Agreement or promptly upon learning that any documentation described in this section expired or became obsolete, at the reasonable written request of the Borrower, two accurate and complete duly signed copies of Internal Revenue Service Form W-9 or W-8BEN, as applicable, or any successor applicable form.

2.9	Single Advance

All Advances to the Borrower and all of the other Obligations of the Borrower arising under this Agreement and the other DIP Credit Documents shall constitute one general obligation of the Borrower secured, until the Termination Date, by all the Collateral.

2.10	Super-Priority Nature of Obligations and the Lender’s Liens

(a) The priority of the DIP Liens on the Collateral of the Borrower and the Initial Guarantors shall be set forth in the Interim Order and the Final Order.

(b) All Obligations shall constitute administrative expenses of the Borrower and the Initial Guarantors in the Chapter 11 Cases, with administrative priority and senior secured status under Sections 364(c) and 364(d) of the Bankruptcy Code. Subject to the Carve-Out Amount, such administrative claim shall have priority over all other costs and expenses of the kinds specified in, or ordered pursuant to, Sections 105, 326, 328, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provision of the Bankruptcy Code or otherwise, and shall at all times be senior to the rights of the Borrower and the Initial Guarantors, the estates of Borrower and the Initial Guarantors, and any successor trustee or estate representative in the Chapter 11 Cases or any subsequent proceeding or case under the Bankruptcy Code. The Liens granted to the Lender on the Collateral of the Borrower and the Initial Guarantors, and the priorities accorded to the Obligations of the Borrower and the Initial Guarantors shall have the priority and senior secured status afforded by Sections 364(c) and 364(d)(l) of the Bankruptcy Code, all as more fully set forth in the Interim Order and Final Order.

(c) The DIP Liens and the Lender’s administrative claims under Sections 364(c)(l) and 364(d) of the Bankruptcy Code afforded the Obligations shall also have priority over any claims arising under Section 506(c) of the Bankruptcy Code subject and subordinate only to the Carve-Out Expenses up to the Carve-Out Amount.

2.11	Payment of Obligations

On the Maturity Date, the Lender shall be entitled to immediate payment of all outstanding Obligations without further application to or order of the Bankruptcy Court.

2.12	No Discharge; Survival of Claims

The Borrower and the Initial Guarantors agree that (a) the Obligations hereunder shall not be discharged by the entry of an order confirming a plan of reorganization in any Chapter 11 Case (and the Borrower and the Guarantors, pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waive any such discharge) and (ii) the super-priority administrative claim granted to the Lender pursuant to the Interim Order and Final Order and described in Section 2.10 and the Liens granted to the Lender pursuant to the Interim Order and Final Order and described in Section 2.10 shall not be affected in any manner by the entry of an order confirming a plan of reorganization in any Chapter 11 Case.

2.13	Release

The Borrower and the Initial Guarantors hereby acknowledge, effective upon entry of the Final Order with respect to the Existing Credit Agreement and the Final Order with respect to this Agreement, in each case subject to the terms thereof, that the Borrower and the Guarantors or any of their Subsidiaries have no defense, counterclaim, offset, recoupment, cross complaint, claim or demand of any kind or nature whatsoever that can be asserted to reduce or eliminate all or any part of the Borrower’s or Guarantors’ or any of its Subsidiaries’ liability to repay the Lender as provided in this Agreement or any other DIP Credit Document or to seek affirmative relief or damages of any kind or nature from the Lender in its capacity as Lender. Subject to the Orders, the Borrower and the Guarantors, each in their own right on behalf of their bankruptcy estates, and on behalf of all their successors, assigns, Subsidiaries and any Affiliates and any Person acting for and on behalf of, or claiming through them, (collectively, the “Releasing Parties”), hereby fully, finally and forever release and discharge the Lender, MID and their respective officers, directors, agents and attorneys, acting in such capacity (collectively, the “Released Parties”) from any and all past, present and future actions, causes of action, demands, suits, claims, liabilities, Liens, lawsuits, adverse consequences, amounts paid in settlement, costs, damages, debts, deficiencies, diminution in value, disbursements, expenses, losses and other obligations of any kind or nature whatsoever (the “Released Claims”), whether in law, equity or otherwise (including, without limitation, those arising under Sections 541 through 550 of the Bankruptcy Code and interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses, and incidental, consequential and punitive damages, including, without limitation, those payable to third parties), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, now existing, hereafter existing or which may heretofore accrue against any of the Released Parties, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof in any way, arising out of or in connection with or relating to this Agreement, or any other DIP Credit Document, the Interim Order, the Final Order or the transactions contemplated hereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing. Notwithstanding anything to the contrary in this Agreement, Section 2.13 shall not apply and the Releasing Parties shall not release the Released Parties from any Released Claims arising from or relating to any suit, claim, cause of action brought or threatened (i) by any holder of any Equity Interest of MID in such capacity (“Shareholder Claims”); and (ii) by a party other than a Releasing Party as set forth in the Interim Order or the Final Order in respect of any Pre-Petition MID Secured Loans (collectively with Shareholder Claims, the “Excluded Claims”).

2.14	Waiver of any Priming Rights

Upon the Closing Date, and on behalf of themselves and their estates, and for so long as any Obligations shall be outstanding, the Borrower and the Initial Guarantors hereby irrevocably waive any right, pursuant to Sections 364(c) and 364(d) of the Bankruptcy Code or otherwise, to grant any Lien on any of the Collateral of the Borrower or the Initial Guarantors of equal or greater priority than the DIP Liens securing the Obligations, or to approve a claim of equal or greater priority than the Obligations of the Borrower and the Initial Guarantors, other than with respect to adequate protection Liens approved by order of the Bankruptcy Court in the Interim Order or the Final Order.

ARTICLE 3

GENERAL PROVISIONS RELATING TO THE DIP CREDIT COMMITMENT

3.1	Advances

(a) General. Each request by the Borrower for an Advance under the DIP Credit Commitment shall be made by the delivery of a duly completed and executed Borrowing Notice to the Lender on the 3rd Banking Day prior to the proposed Borrowing Date or such shorter time as the Lender may accept. Any notice in respect of a proposed Advance shall be irrevocable and binding on the Borrower. All Advances shall be in an amount of at least $250,000 each;

(b) Advances. All requests for Advances shall be consistent (to be determined by the Lender in its sole and absolute discretion) with the Budget, subject to the Permitted Variance.

3.2	Advance Payments

The proceeds of all Advances shall be paid to the Borrower by way of deposit into the Borrower’s current account as specified to the Lender in writing from time to time, provided that the Lender may, upon the direction of the Borrower, pay all or part of proceeds in respect of any Advance directly to a third party to the extent of any amounts owed to such party which are the subject of such Advance. The Borrower acknowledges that all proceeds advanced hereunder are subject to the terms hereof, including the restrictions set out in Section 7.2(g).

3.3	Illegality

If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for the Lender to make or maintain the DIP Credit Commitment or any relevant portion thereof or to give effect to its obligations in respect of the DIP Credit Commitment as contemplated hereby, the Lender may, by notice to the Borrower, declare that its obligations hereunder in respect of the DIP Credit Commitment shall be terminated, and thereupon, subject as hereinafter provided in this Section 3.3, the Borrower shall prepay to the Lender forthwith (or at the end of such period to which the Lender shall in its discretion have agreed) all of the Obligations to the Lender in respect of the DIP Credit Commitment, including all amounts payable in connection with such prepayment pursuant to Section 3.4. Any repayments made under this Section 3.3 shall permanently reduce the DIP Credit Amount.

3.4	Indemnity

(a) The Borrower and each of the Initial Guarantors (each, an “Indemnifying Party”) shall indemnify the Lender and its Affiliates (other than the Borrower and its Subsidiaries) and their respective officers, directors and employees (each, an “Indemnified Person”) and shall hold each of them harmless from and against any and all losses, liabilities, damages, claims and reasonable costs and out-of-pocket expenses (including reasonable legal fees on a solicitor and his own client basis, but excluding any Excluded Claims) (in each case, a “Claim”) that may be incurred by or asserted as a result of a claim by any Person or awarded in favor of a

Person against any of them, in each case, arising out of, related to, or in connection with, or by reason of (i) the transactions contemplated hereby, or (ii) any Environmental Law, including (A) the claim of any Lien thereunder, (B) the presence of any Hazardous Materials affecting any owned or leased real property, or (C) the Release by the Borrower or a Subsidiary of any Hazardous Materials into the environment. Notwithstanding the foregoing provisions of this Section 3.4(a), an Indemnifying Party shall not be obligated to indemnify an Indemnified Person under this Section 3.4(a) for any Claim to the extent that such Claim is solely attributable to the gross negligence, fraud, willful misconduct or willful illegal acts of any Indemnified Person, as determined by a final non-appealable court of competent jurisdiction.

(b) The obligations and indemnification of the Borrower and each of the Guarantors under this Section 3.4 shall survive the payment and satisfaction of all Obligations and the termination of this Agreement. The Lender shall hold the benefit of this indemnity in trust for those Indemnified Persons who are not parties to this Agreement.

3.5	Evidence of Indebtedness

The Lender shall maintain and keep accounts showing the amount of all DIP Credit Amounts advanced or deemed to be advanced by the Lender, from time to time and the dates thereof and the interest, fees and other charges accrued thereon or applicable thereto from time to time, and all payments of principal (including prepayments), interest and fees and other payments made by the Borrower to the Lender from time to time under the DIP Credit Commitment. Such accounts maintained by the Lender shall be prima facie evidence of the matters recorded therein.

ARTICLE 4

INTEREST AND FEES

4.1	Interest Rate

(a) From and after the Closing Date, Advances shall, subject to Applicable Laws, bear interest during each Interest Period from the date such Advance is made until it is repaid in full at a rate per annum equal to LIBOR for such Interest Period plus 1,200 basis points (12%) (the “Interest Rate”). Accrued and unpaid interest on each Advance calculated at the Interest Rate will be payable on the Maturity Date and on the date of any prepayment of such Advance under Sections 2.4 and 2.5.

(b) If any Obligations are not paid when due or an Event of Default has occurred and is continuing, all amounts owing or deemed to be owing hereunder, whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are invoiced to the Borrower, shall bear interest at the Default Rate. Such interest shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Banking Day of each calendar month

(c) If LIBOR is no longer quoted on Reuters and the Lender determines, in good faith, that there is no reliable means to ascertain LIBOR and notifies the Borrower, then all Advances shall bear interest at the Alternative Interest Rate until the Lender determines that the circumstances causing such suspension no longer exist and the Lender so notifies the Borrower. Accrued and unpaid interest on the Advances calculated at the Alternative Interest Rate will be payable on the Maturity Date and on the date of any prepayment of any such Advance under Sections 2.4 and 2.5.

4.2	Calculation and Payment of Interest

Interest on Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 360 days, and shall be payable to the Lender in arrears on the last day of the relevant Interest Period.

4.3	Fees

(a) Arrangement Fee. The Borrower shall pay to the Lender (each, an “Arrangement Fee Payment Date”) (i) after the entry of the Interim Order, a non-refundable arrangement fee equal to three percent (3%) of the DIP Tranche 1 Credit Commitment (the “Tranche 1 Arrangement Fee”), to be paid from the initial Tranche 1 Advance, (ii) after entry of the Final Order, a non-refundable arrangement fee equal to three percent (3%) of the DIP Tranche 2 Credit Commitment (the “Tranche 2 Arrangement Fee”) from the initial Tranche 2 Advance, and (iii) a non-refundable arrangement fee equal to three percent (3%) of the DIP Tranche 3 Credit Commitment (the “Tranche 3 Arrangement Fee” and together with the Tranche 1 Arrangement Fee and the Tranche 2 Arrangement Fee, the “Arrangement Fee”) to be paid from the initial Tranche 3 Advance.

(b) Additional Arrangement Fee. The Borrower shall pay to the Lender an Additional Arrangement Fee each time that any of the following shall occur: (i) by October 30, 2009, the Proceeds Condition shall not have been achieved, (ii) by November 30, 2009, the Assets Condition shall not have been achieved and the Event of Default occurring pursuant to Section 9.1(h) relating to any such failure of the Assets Condition to have been achieved shall have been waived in writing by the Lender in its sole discretion, (iii) by January 29, 2010, the Assets Condition shall not have been achieved and the Events of Default occurring pursuant to Section 9.1(h) and 9.1(i) relating to any such failure of the Assets Condition to have been achieved shall have been waived in writing by the Lender in its sole discretion, and (iv) by March 31, 2010, the Assets Condition shall not have been achieved and the Events of Default occurring pursuant to Section 9.1(h), 9.1(i) and 9.1(j) relating to any such failure of the Assets Condition to have been achieved shall have been waived in writing by the Lender in its sole discretion. Each such Additional Arrangement Fee incurred pursuant to this Section 4.3(b) shall be due and payable to the Lender on the Business Day immediately succeeding the date set forth in the foregoing sub-clauses (i) to (iv).

(c) Commitment Fee. The Borrower shall pay to the Lender on the last Banking Day of each Fiscal Quarter and on the Maturity Date (each a “Commitment Fee Payment Date”) an amount equal to 1% per annum of Unutilized Amounts on each day in such Fiscal Quarter or the part thereof ending on the Maturity Date (the “Commitment Fee”). Each Commitment Fee payable on any

Commitment Fee Payment Date shall be payable in respect of the period from and including the Closing Date or the preceding Commitment Fee Payment Date, as the case may be, to but excluding the next Commitment Fee Payment Date, and shall be calculated on a daily basis on the Unutilized Amount on each day during such period on the basis of the number of days elapsed and a year of 360 days.

4.4	Payment of Costs and Expenses

Whether or not the Borrower takes advantage of the DIP Credit Commitment, the Borrower shall pay to the Lender, on demand, the following out-of-pocket costs and expenses (to the extent reasonable and documented) (collectively, the “Lender’s Costs”): (i) all fees, costs and expenses (including the reasonable fees and expenses of all its United States, Canadian and other counsel, advisors, consultants and auditors) and (ii) all out-of-pocket fees, costs and expenses, including the reasonable out-of-pocket fees, costs and expenses of United States, Canadian and other counsel or other advisors (including appraisers), incurred in connection with the negotiation, preparation and filing and/or recordation of the DIP Credit Documents, the Interim Order and the Final Order or incurred in connection with:

(a) any amendment, modification or waiver of, consent with respect to, or termination of, any of the DIP Credit Documents or advice in connection with the syndication and administration of the Advances made pursuant hereto or its rights hereunder or thereunder;

(b) any attempt to enforce any remedies of the Lender against any or all of the Borrower and the Guarantors or any other Person that may be obligated to the Lender by virtue of any of the DIP Credit Documents, including any such attempt to enforce any such remedies in the course of any work-out or restructuring of the Advances during the pendency of one or more Events of Default;

(c) any workout or restructuring of the Advances during the pendency of one or more Events of Default; and

(d) the obtaining of approval of the DIP Credit Documents by the Bankruptcy Court;

(e) the preparation and review of pleadings, documents and reports related to any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings, attendance at meetings, court hearings or conferences related to any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings, and general monitoring of any Chapter 11 Case, any subsequent case under Chapter 7 of the Bankruptcy Code or any Canadian Proceedings;

(f) efforts to (i) monitor the Advances or any of the other Obligations, (ii) evaluate, observe or assess any of the Borrower and the Guarantors or their respective affairs, and (iii) verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of any of the Collateral; and

(g) including, as to each of clauses (a) through (f) above, all reasonable and documented attorneys’ and other professional and service providers’ fees arising from such services and other advice, assistance or other representation, including those in connection with any appellate proceedings, and all expenses, costs, charges and other fees incurred by such counsel or others in connection with or relating to any of the events or actions described in this Section 4.4, all of which shall be payable, on demand, by the Borrower to the Lender. Without limiting the generality of the foregoing, such expenses, costs, charges and fees may include: fees, costs and expenses of accountants, appraisers, investment bankers, and other consultants and paralegals; court costs and expenses; photocopying and duplication expenses; court reporter fees, costs and expenses; long distance telephone charges; air express charges; telegram or telecopy charges; secretarial overtime charges; and expenses for travel, lodging and food paid or incurred in connection with the performance of such legal or other advisory services.

ARTICLE 5

SECURITY, ETC.

5.1	Liens

(a) The Borrower and each Initial Guarantor covenant and agree that the DIP Credit Facility and the Advances and all other Obligations will at all times be secured by the DIP Liens as set forth in the Interim Order and the Final Order, as applicable.

(b) The DIP Liens on Collateral of the Borrower and the Initial Guarantors will not be subject to challenge and will attach and become valid and perfected upon entry of the Interim Order without any requirement of any further action by the Lender. Other than the DIP Liens, the Collateral will be free and clear of all Liens, claims and encumbrances other than the Permitted Liens.

5.2	Priority of Claim

The Borrower and each Initial Guarantor covenant and agree that all obligations of the Borrower under the DIP Credit Facility and all amounts owing by the Initial Guarantors in respect thereof at all times will constitute DIP Administrative Claims, subject only to the Carve-Out Expenses.

5.3	Security Interest

Each of the Borrower and each Initial Guarantor hereby pledges, assigns and grants to the Lender a security interest in all the Borrower’s or such Initial Guarantor’s right, title and interest, whether now owned or hereafter acquired, in and to the Collateral to secure the prompt and complete payment and performance of the Obligations.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

To induce the Lender to enter into the DIP Credit Documents and to make the DIP Credit Commitment, the Borrower hereby makes the following representations and warranties with respect to itself and its Subsidiaries taken as a whole on a consolidated basis, and each of the Initial Guarantors hereby makes the following representations and warranties with respect to itself and its

Subsidiaries taken as a whole on a consolidated basis (provided that certain of the representations and warranties are qualified by the Disclosure Schedule (as specifically set out therein) delivered by the Borrower and the Initial Guarantors to the Lender concurrently with the execution by them of this Agreement):

(a) Incorporation and Status. Each of the Borrower and the Guarantors is duly incorporated, formed or organized, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, formation or organization, as the case may be, and has the power and capacity to own its properties and assets and to carry on its business as presently carried on by it or as contemplated hereunder to be carried on by it. Each of the Guarantors is directly or indirectly owned by the Borrower. None of the Borrower or the Guarantors carries on any business other than the Core Line of Business and other than the ownership or operation of casinos, hotels, resorts, card clubs, sports bars, restaurants and theatres, all of which activities are associated with or ancillary or related to the Core Line of Business, and the ownership and management of a portfolio of real estate properties held for development or sale. Except where the failure to have such Material Authorization or good standing could not reasonably be expected to have a Material Adverse Effect, the Borrower and each Guarantor hold all Material Authorizations necessary to own or lease, as applicable, each property owned or leased by it or to carry on its Core Line of Business in each jurisdiction in which it does so, all of which are in good standing;

(b) Power and Capacity. Subject to entry of the Orders, each of the Borrower and the Guarantors has the power and capacity to enter into each of the DIP Credit Documents to which it is a party, and to do all acts and things as are required or contemplated hereunder or thereunder to be done, observed and performed by it;

(c) Due Authorization. Subject to entry of the Orders, each of the Borrower and the Guarantors has taken all necessary action to authorize the execution, delivery and performance of each of the DIP Credit Documents to which it is a party;

(d) No Contravention. Upon the entry of the Interim Order (or the Final Order, when applicable), the execution and delivery of each of the DIP Credit Documents to which each of the Borrower and each Initial Guarantor is a party and the performance by each of the Borrower and each Initial Guarantor of its obligations thereunder (i) do not and will not contravene, breach or result in any default under (A) the articles, by-laws, constating documents or other organizational documents of the Borrower or such Initial Guarantor, (B) any Material Authorization, (C) any Applicable Law, except where the failure to comply with such Applicable Law could not reasonably be expected to have a Material Adverse Effect, or (D) any Material Agreement, (ii) do not and will not oblige the Borrower or any of its Subsidiaries to grant any Lien Post-Petition to any Person other than the Lender, and (iii) do not and will not result in or permit the acceleration of the maturity of any Post-Petition Indebtedness of the Borrower or any Initial Guarantor;

(e) No Consents Required. Other than filings with the Securities Commission and entry of the Interim Order or the Final Order, as applicable, no Material Authorization is required, and no consents, approvals or further documentation of any kind whatsoever is required to be obtained from, or provided by, any Person in connection with (i) the execution, delivery or performance of any of the

DIP Credit Documents to which it is a party by the Borrower or any Guarantor, (ii) the creation of the DIP Liens, (iii) the perfection of such DIP Liens, and (iv) in the case of the perfection of Liens on any Collateral under any Pledge and Security Agreement, the filing of applicable UCC financing statements or other documents required to be filed or delivered;

(f) Enforceability. Each of the DIP Credit Documents constitutes, or upon execution and delivery will constitute, a valid and binding obligation of the Borrower and each Guarantor which is a party to it, enforceable against it in accordance with its terms;

(g) Financial Statements. The Lender has been furnished with a copy of the unaudited internally prepared consolidated financial statements of the Borrower and its Subsidiaries dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared consolidated financial statements of the Borrower and its Subsidiaries fairly present the financial condition of the Borrower and its Subsidiaries as at such date in conformity with generally accepted accounting principles applied on a consistent basis (save and except for the presentation of assets held for sale and discontinued operations);

(h) Books and Records. The Borrower, the Guarantors and each of their respective Subsidiaries (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls that provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, and (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets;

(i) Borrower Organizational Documents. A true and complete copy of the certificate of formation, certificate of authority to transact business and by-laws of the Borrower and all other documents creating and relative to the organization of the Borrower (collectively, the “Borrower Incorporation Documents”) have been made available to the Lender. To Borrower’s knowledge, there are no other agreements, oral or written, among any of the shareholders of the Borrower relating to the Borrower. The Borrower Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Borrower Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Borrower Incorporation Documents;

(j) Guarantors’ Organizational Documents. True and complete copies of the certificates of formation, certificates of authority to transact business, certificates of formation, articles of incorporation, by-laws and all other documents creating and relative to the organization of each of the Guarantors (collectively, the “Guarantor Incorporation Documents”) have been made available to the Lender prior to such entity becoming a Guarantor hereunder. There are no other agreements, oral or written, among any of the shareholders of each of the Guarantors relating to the Guarantors. The Guarantor Incorporation Documents are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Guarantor Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Guarantor Incorporation Documents. The Borrower Incorporation Documents and the Guarantor Incorporation Documents are herein collectively referred to as the “Organizational Documents”;

(k) Authorized Capital. The authorized capital of the Borrower and the Initial Guarantors is set forth in the Disclosure Schedule;

(l) Legal Name and Chief Executive Office. The Borrower and each Initial Guarantor has advised the Lender in writing of their respective chief executive offices and places of business. Except as disclosed in writing to the Lender prior to becoming a Guarantor, none of the Borrower nor any of the Guarantors conducts business under any corporate names other than its legal name, and the Borrower and each of the Guarantors have, in the past, held themselves out as separate entities and have conducted operations under their own respective names;

(m) Affiliate Transactions. Other than the transactions contemplated hereby and in the Pre-Petition Loan Documents and the transactions contemplated in the Remington Construction Loan Agreement, the Gulfstream Construction Loan Agreement and the Bridge Loan Agreement, since the date of the Unaudited Financial Statements, neither the Borrower nor any of the Guarantors has entered into any transaction or agreement with any Affiliate which is not the Borrower or a Guarantor, except in the ordinary course of business consistent with past practices;

(n) No Litigation. There is no unstayed court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal, or criminal), arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body, or any similar matter or proceeding (collectively “proceedings”) against or involving the Borrower or any Guarantor (whether in progress or threatened in writing), which, if determined adversely to the Borrower or any Guarantor, could reasonably be expected to have a Material Adverse Effect or which purports to affect the legality, validity and enforceability of any DIP Credit Document to which the Borrower or any of the Guarantors is a party; to the Borrower’s knowledge, no such proceedings are threatened or contemplated by any Governmental Body or other Person; to the Borrower’s knowledge, no event has occurred which could reasonably be expected to give rise to any such proceedings; and there was no judgment, decree, injunction, rule, award or order of any Governmental Body outstanding against the Borrower or any of the Guarantors which has had, or could reasonably be expected to have, a Material Adverse Effect, except that no such representation is made with respect to any Excluded Claim;

(o) No Default. Neither the Borrower nor any Guarantor is in default or breach under any Applicable Law in any material respect or under any Material Agreement, or under the terms and conditions relating to any Material Authorizations in each case with respect to which enforcement of remedies is not stayed by means of the Chapter 11 Cases, and there exists no state of facts which, after notice or the passage of time or both, would constitute such a default or breach, other than those defaults arising as a result of an Effect of Bankruptcy; and there are no unstayed proceedings in progress, pending or threatened which could reasonably be expected to result in the revocation, cancellation, suspension or any adverse modification of any Material Authorization;

(p) Default or Event of Default. No Default or Event of Default has occurred and is continuing;

(q) No Labor Disturbance. No labor disturbance by the employees of the Borrower, or any of its Subsidiaries or by any horse owners or trainers exists or, to the knowledge of the Borrower, is imminent, in each case, that could reasonably be expected to have a Material Adverse Effect;

(r) Taxes. Except as could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors have accurately prepared and timely filed all federal, state, provincial and other Tax returns and reports that are required to be filed by them and have paid or made provision for the payment of all Taxes required to have been paid by them except those Taxes that are being disputed in good faith by appropriate proceedings for which the Borrower or any Guarantor has established on its books adequate reserves therefor, and including, without limitation, all Taxes that the Borrower or any Guarantor is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return). No unstayed deficiency assessment with respect to a proposed adjustment of the Borrower’s or any Guarantor’s federal, state, provincial or other Taxes is pending or, to the knowledge of the Borrower or any Guarantor, threatened. There are no Tax Liens, whether imposed by any federal, state, provincial or other taxing authority, outstanding against the assets, properties or business of the Borrower or any Guarantor other than Permitted Liens;

(s) Material Assets. The Borrower and each of the Guarantors owns or licenses or otherwise has legally enforceable rights to use, under validly existing agreements, all material assets (including all real property, patents, licenses, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto), contracts, and other documents necessary to conduct their businesses as now conducted;

(t) Material Agreements. The list of Material Agreements included on the Disclosure Schedule (as the same may be supplemented and amended from time to time) constitutes all of the Material Agreements now in existence for the Borrower and the Guarantors. Neither the Borrower nor the Guarantors nor, to the best knowledge of the Borrower and the Guarantors, any other party thereto, is in breach of or in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction;

(u) Investments. Except as disclosed in the Unaudited Financial Statements, none of the Borrower and its Subsidiaries has loans to or investments in any Person in excess of $1,000,000, nor have any of them given any guarantee or incurred any liability in connection with the indebtedness of any Person in excess of $1,000,000;

(v) ERISA. (i) the Borrower and its ERISA Affiliates are in compliance with all applicable provisions of ERISA, (ii) neither the Borrower nor any ERISA Affiliate has violated any provision of any Employee Plan, (iii) no Reportable Event has occurred and is continuing with respect to any Employee Plan initiated by the Borrower or any ERISA Affiliate, (iv) the Borrower and all ERISA Affiliates have met their minimum funding requirements under ERISA with respect to each Employee Plan, and (v) each Employee Plan was able to fulfill its current benefit obligations as they come due in accordance with the Employee Plan documents, except to the extent that all events described in this Section 6.1(v) could not, in each case, be expected to have a Material Adverse Effect;

(w) Investment Company. Neither the Borrower nor any Guarantor is an “investment company”, or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended; provided that with respect to “affiliated persons” this representation is made solely to the best knowledge of the Borrower and the best knowledge of each of the Guarantors, without any investigation, with respect to the holders of publicly traded securities of the Borrower and provided that no representation is made herein with respect to Magna International Inc. or MID and the holders of their securities. Neither the making of any Advances, nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby, will violate any provision of such Act or any rule, regulation or order of the Securities Commission thereunder;

(x) Margin Regulations. Neither the Borrower nor any Guarantor is engaged, nor will any of them engage, principally or as one of its primary activities, in the business of extending credit for the purpose of “purchasing” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U, and neither the Borrower nor any of the Guarantors owns margin stock which, in each case, in the aggregate, would constitute over 25% of the assets of such Person and no proceeds of the DIP Credit Commitment will be used to purchase or carry, directly or indirectly, any margin stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any margin stock;

(y) Foreign Ownership. Neither the Borrower nor any of the Guarantors is or will be a “foreign corporation”, “foreign partnership”, “foreign trust”, “foreign estate”, “foreign person”, “affiliate” of a “foreign person” or a “United States intermediary” of a “foreign person” within the meaning of the IRC, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, or the regulations promulgated pursuant to such Acts or any amendments to such Acts;

(z) Other Regulations. Neither the Borrower nor any Guarantor is subject to regulation under the Investment Company Act of 1940, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other law, regulation, rule, limitation or restriction of a Governmental Body limiting its ability to incur indebtedness;

(aa) USA Patriot Act. Neither the Borrower nor any of the Guarantors nor any Affiliate thereof is identified in any list of known or suspected terrorists published by any United States government agency (individually, as each such list may be amended or supplemented from time to time, referred to as a “Blocked Persons List”) including, without limitation, (i) the annex to Executive Order 13224 issued on September 23, 2001 by the President of the United States and (ii) the Specially Designated Nationals List published by the United States Office of Foreign Assets Control, except that no such representation or warranty is made by the Borrower or any Guarantor with respect to the Lender and its Affiliates other than the Borrower and the Guarantor;

(bb) INTENTIONALLY OMITTED;

(cc) Adequate Insurance. All of the property of the Borrower and the Guarantors is insured with good and responsible companies against fire and other casualties in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property located in the same general area as the property owned by the Borrower or Guarantor, as the case may be, including any owned or leased real property, and the Borrower and each of the Guarantors maintains or causes to be maintained with good and responsible insurance companies adequate insurance against business interruption with respect to the operations of all of such property and liability on account of damage to Persons or property, including damage resulting from product liability, and under all applicable workers’ compensation laws, in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property;

(dd) Licenses and Permits. Except for Permitted Liens, neither the Borrower nor any of its Subsidiaries has pledged any licenses or permits, held by it or any of its Subsidiaries, to a third party;

(ee) Title. Subject only to Permitted Liens, the Borrower and (where applicable) each Guarantor is the absolute beneficial owner of and has good and marketable title in fee simple to, or has a good and marketable leasehold interest in, all of any owned or leased real property material to the business of the Borrower or any Guarantor;

(ff) Improvements. The present use of any real property complies, and the future use of all owned or leased real property material to the business of the Borrower or any Guarantor will comply, in all material respects, with all: (a) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, subdivision, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any governmental agency; (b) applicable building, occupancy and other permits, licenses and approvals; and (c) declarations, easements, rights-of-way, covenants, conditions and restrictions of record; in each case to the extent that enforcement of remedies is not stayed;

(gg) Real Property Access. All owned or leased real property material to the business of the Borrower or any Guarantor is accessible through all current access points, each of which connects or, upon the completion of the contemplated development thereof will connect, directly to a fully improved and dedicated road accepted for maintenance and public use by the Governmental Body having jurisdiction;

(hh) Utilities. All property utility services necessary and sufficient for the construction, use or operation of each of any owned or leased real property (now and as contemplated by the Borrower and the Guarantors in the future) material to the business of the Borrower or any Guarantor are currently connected at the boundary of any owned or leased real property directly to lines owned by the applicable utility and lying in dedicated roads, including water, storm, sanitary sewer, gas, electric and telephone facilities;

(ii) Compliance. There are no alleged or asserted violations of law (including, without limitation, all racing and gaming laws and regulatory requirements), municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to any owned or leased real property which if unstayed and enforced could reasonably be expected to have a Material Adverse Effect. None of the buildings or other structures located on any owned or leased real property encroaches upon any land not leased or owned by the Borrower or one of the Guarantors, and there are no expropriation or similar proceedings, actual or threatened, of which the Borrower or any Guarantor has received written notice, against any owned or leased real property or any part thereof, in all cases, where the existence and continuance of any encroachment, expropriation or similar proceedings could reasonably be expected to have a Material Adverse Effect. All by-laws, zoning, licenses, certificates, consents, approvals, rights, permits and agreements required to enable any owned or leased real property to be used, operated and occupied in their current and intended manner are being complied with or have been obtained and are in good standing, or, to the extent that any have not already been obtained, the same are not yet required and, if not yet required, the Borrower and the Guarantors have no reason to believe that the same will not be available prior to the time that the same are so required, except, in all cases, where the breach or non-performance thereof could not reasonably be expected to have a Material Adverse Effect. All building services required for the proper functioning of any owned or leased real property have been obtained, except where failure to obtain the same could not reasonably be expected to have a Material Adverse Effect. All buildings located on any owned or leased real property are functioning properly and are fit and suitable for their intended purpose, except where lack of suitability or failure to function could not reasonably be expected to result in a Material Adverse Effect;

(jj) Flood Hazards. To the knowledge of the Borrower, none of any owned or leased real property is situated in an area designated as having special flood hazards as defined by the Flood Disaster Protection Act of 1973, as amended, and none of the owned or leased real property has any flood hazards that could reasonably be expected to have a Material Adverse Effect;

(kk) Environmental Conditions. Except as disclosed in the Disclosure Schedule:

(i)	each of any owned or leased real property is in material compliance with all applicable Environmental Laws and all applicable Safety Laws and all operations and activities on or at each of any owned or leased real property are in material compliance with all applicable Environmental Laws and all applicable Safety Laws and to the knowledge of the Borrower and each of the Guarantors, there are no current facts, circumstances or conditions that are reasonably likely to materially affect such continued compliance with currently existing Environmental Laws;

(ii)	except as would not reasonably be expected to result in the Borrower incurring material Environmental and Safety Liability, neither the Borrower nor any of the Guarantors has received, or has actual knowledge of any threatened, claim, encumbrance, order, notice, citation, directive, inquiry, summons or warning, or any other written communication alleging any actual or potential violation or failure to comply with any Environmental Law or Safety Law or of any actual or potential obligation to undertake or bear the cost of any Environmental or Safety Liability, including with respect to any Hazardous Activity from: (A) any Governmental Body or private citizen, whether acting or purporting to act in the public interest or otherwise; (B) the current or prior owner, occupant or operator of any owned or leased real property; or (C) any other Person to whom any of the Borrower and any of the Guarantors could be reasonably held liable;

(iii)	except as would not reasonably be expected to result in the Borrower incurring material Environmental and Safety Liability, the Borrower and each of the Guarantors has obtained all material Environmental Consents and Safety Consents and has obtained or is in the process of obtaining all non-material Environmental Consents and Safety Consents, in each case as required for their use of and operations at any owned or leased real property and all such obtained Environmental Consents and Safety Consents are in good standing and the Borrower and each of the Guarantors is in compliance with all terms and conditions of such Environmental Consents and Safety Consents;

(iv)	to the knowledge of the Borrower and each of the Guarantors, there are no Hazardous Materials present at, near or from any owned or leased real property at concentrations exceeding those allowed by Environmental Laws;

(v)	to the knowledge of the Borrower and each of the Guarantors, there has been no material Release and there is no current Threat of Release of any Hazardous Materials at or from any location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, processed, transported, stored, handled, treated, disposed, recycled or received from the Borrower and/or any of the Guarantors;

(vi)	to the knowledge of the Borrower and each of the Guarantors, there are no aboveground or underground storage tanks in or associated with any owned or leased real property that would have a Material Adverse Affect on any owned or leased real property;

(vii)	to the knowledge of the Borrower and each of the Guarantors, no owned or leased real property contains any wetlands or other sensitive, endangered or protected areas or species or flora or fauna that would adversely affect the continued use of the land;

(viii)	to the knowledge of the Borrower and each of the Guarantors, there are no facts or circumstances at any owned or leased real property that could form the basis for the assertion of any material Environmental or Safety Liability against the Borrower and/or any of the Guarantors, including any material Environmental or Safety Liability arising from current environmental or health and safety practices;

(ix)	to the knowledge of the Borrower and each of the Guarantors, neither the Borrower nor any of the Guarantors has compromised or released any insurance policies, or waived any rights under insurance policies, that may provide coverage for any Environmental or Safety Liability, where such compromise, release or waiver would have a Material Adverse Effect;

(x)	to the knowledge of the Borrower and each of the Guarantors, none of the Borrower, and/or any of the Guarantors has contractually assumed the liability of any other Person or entity for, and none of the foregoing has agreed to indemnify any other Person or entity against, claims arising out of the Release of Hazardous Materials into the Environment other than claims that Borrower and/or each Guarantor would otherwise be independently liable without regard to such assumption or indemnity;

(xi)	to the knowledge of the Borrower and each of the Guarantors, the Borrower and the Guarantors have made available to the Lender true and complete copies of any and all reports, studies, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Materials or Hazardous Activities in, on, under or related to any owned or leased real property, the operations and approval of development of any owned or leased real property, compliance by the Borrower and each of the Guarantors with Environmental Laws and Safety Laws or any actual or potential Environmental or Safety Liability of any of the Subsidiaries;

(ll) Casualty. There is no damage or destruction to any part of any owned or leased real property by the Borrower or any Guarantor by fire or other casualty that has not been, or is in the process of being, repaired or that could reasonably be expected to have a Material Adverse Effect;

(mm) Disclosure. All information provided to the Lender relating to the financial condition, business and affairs of the Borrower and its Subsidiaries (other than market data and financial projections) furnished by or on behalf of the Borrower or any Guarantor, when taken as a whole in connection with this Agreement, was true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading in light of the circumstances under which such information was provided. All financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared in good faith, using assumptions believed to be reasonable, and the Borrower and each of the Guarantors believes such projections to be fair and reasonable;

(nn) Liens on Collateral. The DIP Liens are, and in the case of the Liens on the Collateral pledged under the Pledge and Security Agreement, upon the filing of applicable UCC financing statements and other documents required to be filed or delivered to perfect its security interest in such Collateral will be, valid and perfected liens and security interests in the Collateral of the Borrower or a Guarantor, as applicable, subject only to Permitted Liens; and

(oo) Reorganization Matters.

(i)	The Chapter 11 Cases were commenced on the Petition Date in accordance with applicable law and proper notice thereof and the proper notice for (x) the motion seeking approval of the DIP Credit Documents and the Interim Order and Final Order, (y) the hearing for the approval of the Interim Order, and (z) the hearing for the approval of the Final Order. The Borrower and the Initial Guarantors shall give, on a timely basis as specified in the Interim Order or the Final Order, as applicable, all notices required to be given to all parties specified in the Interim Order or Final Order, as applicable;

(ii)	After the entry of the Interim Order, and pursuant to and solely to the extent permitted in the Interim Order and the Final Order, the Obligations will constitute allowed administrative expense claims in the Chapter 11 Cases having priority over all administrative expense claims and unsecured claims against the Borrower and the Initial Guarantors now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expense claims of the kind specified in Sections 105, 326, 330, 331, 503(b), 506(c), 507(a), 507(b), 546(c), 726, 1114 or any other provision of the Bankruptcy Code or otherwise, as provided under Section 364(c)(l) of the Bankruptcy Code, subject, as to priority only, to the Carve-Out Expenses up to the Carve-Out Amount;

(iii)	After the entry of the Interim Order and pursuant to and to the extent provided in the Interim Order and the Final Order, the Obligations will be secured by a valid and perfected Lien on all of the Collateral of the Borrower and the Initial Guarantors having the priority described in the Orders; and

(iv)	The Interim Order (with respect to the period prior to entry of the Final Order) or the Final Order (with respect to the period on and after entry of the Final Order), as the case may be, is in full force and effect and has not been modified or amended without the consent of the Lender, in its sole discretion, or reversed or stayed.

6.2	Survival of Representations and Warranties

All representations and warranties of the Borrower and the Initial Guarantors in this Agreement, the DIP Credit Documents and all representations and warranties in any certificate delivered by the Borrower pursuant hereto and thereto, shall survive execution of the DIP Credit Documents and the making of the Advances, and may be relied upon by the Lender as being true and correct with effect as of the date given (either initially or as brought down) until the Termination Date, notwithstanding any investigation made at any time by the Lender or on its behalf. Without derogating from the foregoing, the representations and warranties of the Borrower and each of the Guarantors shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other DIP Credit Documents.

ARTICLE 7

COVENANTS

7.1	Affirmative Covenants

The Borrower and each of the Initial Guarantors covenants and agrees with the Lender that it shall, and, except where the failure to cause any Subsidiary could not reasonably be expected to have a Material Adverse Effect, shall cause its Subsidiaries to, from and after the Closing Date until the DIP Credit Commitment (including interest thereon) and all fees and expenses to be paid by the Borrower to the Lender hereunder are paid in full:

(a) Punctual Payment. The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein;

(b) Compliance with Agreements. Carry out all its obligations under this Agreement and shall use its reasonable efforts to cause the other parties thereto to do likewise;

(c) Use of Proceeds. Use the proceeds of the DIP Credit Commitment only as authorized in Section 2.2 hereof and subject to the terms and provisions of the DIP Credit Documents and for no other purpose, without the Lender’s prior written consent. Except as expressly permitted herein, no portion of the proceeds of the DIP Credit Commitment shall be used by the Borrower in any manner that might cause the borrowing or the application of such proceeds to violate Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities Acts;

(d) Use of Specific Asset Sale Proceeds. The Borrower and its Subsidiaries will use the net proceeds from any asset and/or real property sales in the manner set forth in Section 2.5 hereof and in the Orders, including, without limitation, by providing directions to the purchasers thereof to pay the applicable amount of net proceeds arising therefrom and due to the Lender pursuant to this Agreement directly to the Lender;

(e) Corporate Existence. Except as permitted herein, the Borrower shall maintain in good standing its corporate existence under the laws of the State of Delaware and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of, and to carry on, its Core Line of Business in a commercially reasonable manner in accordance with past practice, and each Guarantor shall maintain in good standing its corporate existence under the laws of the jurisdiction of its incorporation or organization and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations, except in each case where failure to do so could reasonably be expected to have a Material Adverse Effect;

(f) Preservation of Material Authorizations. Preserve, maintain in effect at all times and at all times comply in all material respects with all Material Authorizations;

(g) Compliance with Applicable Law, Material Agreements, etc. (i) Except where any such failure could not reasonably be expected to have a Material Adverse Effect, comply with (A) the requirements of all Applicable Laws (including Environmental Laws and Safety Laws), with all obligations, which, if contravened, could give rise to a Lien (other than a Permitted Lien) over any of the Collateral, and with all insurance policies required to be maintained under Section 7.1(r), and (B) all Material Agreements to which it is a party or by which it or its properties are bound; (ii) except where any such changes could not reasonably be expected to have a Material Adverse Effect, obtain the Lender’s prior written consent (which consent may be withheld in the Lender’s sole and absolute discretion) before making, permitting or allowing any material amendments or other material changes to, or the termination of, any Material Agreement; (iii) obtain the Lender’s prior written consent before entering into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under the DIP Credit Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith, or which would violate or breach any provision hereunder or under the DIP Credit Documents or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith; and (iv) obtain the Lender’s prior written consent not unreasonably withheld or delayed before making any material amendments to its constituent documents;

(h) Payment of Obligations. Subject to the right to contest legitimate disputes, and subject, where applicable to the provisos in Section 7.1(t) and as otherwise provided or permitted in the Bankruptcy Code, pay and discharge, or cause to be paid and discharged, all its indebtedness and obligations to other Persons in accordance with normal terms and practices of its businesses, as well as all lawful claims for labor, materials and supplies which otherwise, if unpaid, might become a lien or charge upon its properties or any part thereof, in each case if failure to do so would reasonably be expected to result in a Material Adverse Effect;

(i) Accounting Methods and Financial Records. Maintain a system of accounting which is established and administered in accordance with GAAP (save and except for the presentation of assets held for sale and discontinued operations) and keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles;

(j) Public Information. The Borrower shall from time to time deliver to the Lender copies of all reports, financial statements, information or proxy circulars and other information sent by the Borrower to its shareholders at the same time as the Borrower sends such material to its shareholders and the Borrower shall deliver to the Lender copies of all registration statements, prospectuses, press releases, material change reports and similar disclosure documents filed by the Borrower with any securities regulatory authority (including the Securities Commission) or stock exchange, provided that if any such reports or disclosures are filed on a confidential basis, then the Borrower shall not be required to deliver the same to the Lender until such time as they are no longer filed on a confidential basis;

(k) Books and Records; Reporting. Keep and maintain (and provide the Lender and its representatives and agents with reasonable access and copies of same if so requested by the Lender) at all times complete and accurate books of accounts and records adequate to reflect the results of the operation of each of any owned or leased real property, any financial statements required to be provided to the Lender pursuant to any of the Mortgages, and copies of all written contracts, correspondence, and other documents affecting any owned or leased real property. Without limiting the foregoing, the Borrower and each Initial Guarantor agrees to deliver and cause each Additional Guarantor to deliver the following to the Lender, in duplicate:

(i)	upon the written request of the Lender, and contemporaneously with the Fiscal Quarter and Fiscal Year financial statements required under this Section 7.1(l) , a certificate (a “Compliance Certificate”) signed by an officer of the Borrower stating that to the best of his or her knowledge knowledge after having made reasonable inquiry and without personal liability to such officer:

(A)	(1) no Default or Event of Default has occurred and is continuing or (2) if any such Default or Event of Default has occurred and is continuing, a statement as to the nature and status thereof, including specifying the relevant particulars and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, and stating that otherwise no Default or Event of Default has occurred during such Fiscal Quarter or Fiscal Year, as applicable, which is still continuing; and

(B)	in each case where a Material Adverse Change has occurred, specifying the relevant particulars, the period of existence and the action taken, being taken or proposed to be taken by or on behalf of the Borrower of any Guarantor with respect thereto, such certificate to relate to the period from the end of the then last preceding Fiscal Quarter or Fiscal Year, as applicable, of the Borrower or such Guarantor in question, to and including the date of such certificate;

(ii)	the Borrower and the Guarantors shall prepare and furnish (or cause to be so prepared and furnished) to the Lender:

(A)	within 60 days after the end of each month, an unaudited income statement and a balance sheet for the Borrower and its Subsidiaries for the preceding month, and such other documentation as the Lender may reasonably request from time to time certified as true, correct and complete by the Borrower and its Subsidiaries, as applicable;

(B)	as soon as available and in any event within 60 days after the end of each Fiscal Quarter of the Borrower and its Subsidiaries, a copy of the unaudited internally prepared consolidated financial statements of the Borrower and its Subsidiaries for such Fiscal Quarter;

(C)	as soon as available and in any event within 120 days after the end of the Fiscal Year of the Borrower, a copy of the unaudited internally prepared consolidated annual financial statements for the Fiscal Year just ended of the Borrower and its Subsidiaries fairly presenting the financial condition and the results of the operations of the Borrower and its Subsidiaries, including, without limitation, a balance sheet, an income statement and such additional reasonable information as the Lender may reasonably request from time to time;

(D)	if reasonably requested by the Lender, the Borrower will allow the Lender to review supporting documentation for all receipts and expenditures disclosed on any of the aforementioned financial statements and reports, including, but not limited to, bank statements, contracts, invoices, copies of checks and general ledgers. To the extent the Lender reasonably requires based on adverse or incorrect matters disclosed in the Borrower’s records or computations, the Lender may audit the accuracy of the Borrower’s records and computations at any time and the reasonable costs and expenses of any such audit shall be paid by the Borrower. If an Event of Default shall be continuing, the Lender shall be free to conduct such audits as the Lender may deem reasonably necessary and such shall be paid for by the Borrower; and

(iii)	upon the reasonable written request of the Lender, the Borrower shall submit to the Lender (A) a detailed written statement of the status of any remediation activities in respect of any owned or leased real property required for the Borrower to comply with Environmental Laws including, without limitation, a statement as to remediation work performed to date and remediation work remaining to be completed, and (B) an updated environmental assessment report prepared by a consultant reasonably satisfactory to the Lender of (x) any of the owned or leased real properties which contain recommendations for action by the Borrower and/or (y) the most recent update provided to comply herewith, including in such update the amounts expended during such period. In addition, the Borrower will provide to the Lender copies of all notices or warnings of violations, or potential violations, of Environmental Laws received by the Borrower within five days of receipt of such notices or warnings, to the extent such notices or warnings could reasonably be expected to result in the Borrower incurring material Environmental Liabilities;

(l) Monthly Reporting Requirements. The Borrower shall deliver to the Lender reasonably detailed monthly progress reports on the 30th day of each month, with the first such report to be delivered on April 1, 2009. The monthly progress reports shall include (i) monthly financial statements, including up-to-date cash flow forecasts, summary of capital expenditures incurred in the month and planned, and revised or amended budgets, (ii) an updated marketing plan for all asset sales, including expected dates for retaining sales agent/brokers, distributing sales materials, receiving offers, executing documentation and closing and summaries of any offers and/or expressions of interest received, (iii) a reconciliation of deviations (if any) from the previously delivered monthly progress report, and (iv) such other information as the Lender requests, acting reasonably;

(m) Weekly Reporting Requirements. The Borrower shall deliver to the Lender and MID weekly cash flow forecast reports with respect to the Borrower (in form and substance satisfactory to the Lender, acting reasonably), together with (i) a reconciliation of deviations (if any) from the previously delivered weekly report and (ii) identification and an explanation of any cash received by the Borrower or any of its Subsidiaries in excess of $200,000 that is not expressly set forth in the Budget;

(n) Other Financial Information. As soon as practicable following a request therefor from the Lender, the Borrower shall furnish to the Lender such other financial information as the Lender may reasonably request from time to time;

(o) Maintenance of Insurance. The Borrower shall maintain on behalf of itself and its Subsidiaries or shall cause its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates, with the Lender having approved the present insurers and insurance; provided, however, that the Borrower and its Subsidiaries may self-insure to the same extent as other companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary operates and to the extent consistent with prudent business practice;

(p) Payment of Taxes. The Borrower and each of its Subsidiaries shall:

(i)	pay and discharge all Taxes, duties, assessments and other liabilities payable by the Borrower or such Subsidiary;

(ii)	withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Body at the time and in the manner required; and

(iii)	pay and discharge all obligations incidental to any trust imposed upon it by statute which, if unpaid, might become a Lien (other than a Permitted Lien) upon any of its properties;

except that no such Taxes or obligations need be paid, collected or remitted if (i) it is being actively and diligently contested in good faith by appropriate and timely proceedings, (ii) adequate reserves shall have been set aside therefor on its books, and (iii) such Taxes or obligation shall not have resulted in a Lien other than a Permitted Lien, for which any enforcement proceedings, if commenced, shall have been stayed and, in any event, appropriate security shall have been given, if required, to prevent the commencement or continuation of proceedings;

(q) Tax Deposits. Upon written direction from the Lender and after approval of and pursuant to an order of the Bankruptcy Court after notice and hearing, after the occurrence of an Default or an Event of Default which remains uncured, the Borrower shall immediately commence to deposit with the Lender commencing with the first interest payment due under the DIP Credit Commitment and on the first day of each month thereafter until the earlier of (i) the date that the Indebtedness is fully paid and (ii) the Default or Event of Default has been cured, a sum equal to one-twelfth (1/12) of the total annual taxes and assessments (general and special) respecting each of any owned or leased real property and the costs of insurance premiums, based upon the Lender’s reasonable estimate as to the amount of the taxes, assessments and premiums to be levied, assessed and incurred (except to the extent, and only to the extent, that, in respect of the Golden Gate Property and/or the Santa Anita Property, the Borrower or any Guarantor is

making such payments to BMO and/or Wells Fargo, as the case may be, pursuant to the BMO Credit Agreement and/or the Santa Anita Senior Credit Facility). The Borrower’s initial deposit shall be increased by an amount equal to the Lender’s reasonable estimate of the amount of such taxes and insurance premiums to become owing on the due dates for the payment of such taxes and insurance premiums less the monthly payments to be deposited hereunder prior to such due dates. If any such taxes or insurance premiums relating to each of any owned or leased real property are also related to other premises, the amount of any deposit hereunder shall be based upon the Borrower’s and/or any Guarantor’s share of the taxes, assessments or insurance premiums, the Borrower shall apportion the total amount of the taxes, assessments or premiums levied or assessed as between such other premises and each of any owned or leased real property for the purposes of computing the amount of any deposit hereunder. Such deposits shall be held without any allowance of interest. Such deposits shall be used for the payment of such taxes, assessments and insurance premiums on each of any owned or leased real property on the earliest possible date when such payments become due. If the funds so deposited are insufficient to pay any such taxes, assessments and insurance premiums for any year when the same shall become due and payable, the Borrower shall, within 10 Banking Days after receipt of demand therefor from the Lender, deposit such additional funds as may be necessary to pay such taxes, assessments and insurance premiums in full. If the funds so deposited exceed the amount required to pay such taxes, assessments and insurance premiums for the year, the excess shall be applied on a subsequent deposit or deposits. Said deposits shall be kept in a separate, non-interest bearing account created by and in the name of the Lender. Upon the occurrence of an Default or an Event of Default, the Lender may, at its option, without being required to do so, apply any monies at the time on deposit pursuant to this Section 7.1(q) on any of the Indebtedness, in such order and manner as the Lender may elect. When the Indebtedness has been fully paid, any remaining deposits shall be paid to the Borrower. A security interest within the meaning of the Uniform Commercial Code of the state in which the Borrower is organized as a legal entity is hereby granted to the Lender in and to any monies at any time on deposit pursuant to this Section 7.1 (q), as additional security for the Indebtedness. Such funds shall be applied by the Lender for the purposes made hereunder and shall not be subject to the direction or control of the Borrower. The Lender shall not be liable for any failure to apply the funds so deposited hereunder to the payment of any particular taxes, assessments and insurance premiums unless the Borrower, while not in default hereunder, shall have requested the Lender in writing to make application of such funds to the payment of the particular taxes, assessments or premiums for payment of which they were deposited, accompanied by the bills for such taxes, assessments or premiums. The Lender shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party, but shall be liable only for gross negligence or willful misconduct;

(r) Insurance. The Borrower and the Guarantors shall maintain or cause to be maintained at all times with respect to any owned or leased real property and their business and operations in respect thereof all customary and prudent insurance, including, without limitation, all insurance requested by the Lender, acting reasonably.

(s) Preserve Collateral. The Borrower and each of the Guarantors shall upon reasonable request in writing by the Lender do, observe and perform all matters and things reasonably within its powers necessary or expedient to be done, observed or performed for the purpose of maintaining and preserving the DIP Liens and the Liens under each Pledge and Security Agreement, as applicable;

(t) Defense of Collateral. The Borrower and the Guarantors shall pay when due all Post-Petition obligations, lawful claims or demands with respect to each of any owned or leased real property which, if unpaid, might result in, or permit the creation of, any Lien on such property senior or pari passu to the DIP Liens or the Liens under each Pledge and Security Agreement, as applicable, including but not limited to all lawful claims for labor, materials and supplies; provided that the Borrower or the applicable Guarantor shall have the right to contest any such claim so long as the Borrower or such Guarantor posts a bond acceptable to the Lender to protect the Lender’s interest in such property, and, in general, do or cause to be done everything necessary to fully preserve the DIP Liens and the Liens under each Pledge and Security Agreement, as applicable, and the rights of the Lender under this Agreement and the other DIP Credit Documents in respect of such property. The Borrower and the Guarantors shall at all times defend the Lender’s interest in and to any owned or leased real property, and the priority of the DIP Lien and the Liens under each Pledge and Security Agreement, as applicable;

(u) Maintenance of Real Property. To the extent failure to do so could not reasonably be expected to have a Material Adverse Effect, the Borrower and the Guarantors shall keep any owned or leased real property, including all buildings and improvements now or hereafter situated thereon, and all equipment owned by them and material to the operation of any owned or leased real property, in good condition subject to reasonable wear and tear, not commit or permit any waste thereof, make all necessary or advisable repairs, replacements and improvements and subject to force majeure, and complete and restore promptly and in good workmanlike manner any building, improvements or other items of any of the real property that may be damaged, or destroyed, and subject to the right to contest legitimate disputes, pay when due all costs incurred therefor;

(v) Material Adverse Change. Upon the happening of any Material Adverse Change, the Borrower and/or the Guarantors shall promptly advise the Lender of such change or event;

(w) Notice of Default. The Borrower and each of the Guarantors shall promptly provide the Lender with a copy of all written notices and reports received or delivered by the Borrower or such Guarantor (including notices of default) under any of the Organizational Documents, Material Agreements and notices of violations of Applicable Law received by the Borrower or any of the Guarantors relating to any owned or leased real property that might have a Material Adverse Effect, including, without limitation, all racing and/or gaming licenses;

(x) Notification of Attachment or Other Action. As soon as it becomes aware of same, the Borrower and/or each of the Guarantors shall promptly notify the Lender in writing of any unstayed attachment or other legal process levied or threatened against any of the Collateral, or the institution of any action, suit or proceeding by or against the Borrower, any of the Guarantors or any of the Collateral, or any information received by the Borrower and/or any of the Guarantors relative to any of the Guarantors and/or the Borrower or any owned or leased real property which might have a Material Adverse Effect or constitute a Material Adverse Change;

(y) Notice of Litigation and Other Matters. The Borrower and the Guarantors shall, as soon as practicable after any of them shall become aware of the same, give notice to the Lender of the following events:

(i)	the commencement of any action, proceeding, arbitration or investigation against or in any other way relating adversely to the Borrower or any of the Guarantors or any of their respective properties, assets or businesses by any Person (including any Governmental Body) which, if adversely determined, could singly or when aggregated with all other such actions, proceedings, arbitrations and investigations reasonably be expected to have a Material Adverse Effect;

(ii)	any actual, pending or, to the knowledge of the Borrower or any Guarantor, threatened litigation, arbitration or other proceeding relating to the Borrower or any of the Guarantors or any of their property, assets or business, including any owned or leased real property, which if decided adversely could result in a Material Adverse Change;

(iii)	any insurance claim made by the Borrower or any of the Guarantors in excess of $1,000,000;

(iv)	any development which has had or could reasonably be expected to have a Material Adverse Effect; and

(v)	any Default or Event of Default

specifying, in each case, the relevant particulars thereof and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto;

(z) Bankruptcy Matters. The Borrower and each of the Initial Guarantors shall provide copies of all pleadings, motions, applications and judicial information (i) filed by or on behalf of Borrower or any of its Subsidiaries with the Bankruptcy Court, (ii) provided to any creditors’ committee appointed in the Chapter 11 Cases, at the time such document is filed with the Bankruptcy Court, or (iii) provided to any creditors’ committee appointed in the Chapter 11 Cases; provided that the Borrower shall provide the Lender with drafts of all pleadings, motions and applications to be filed by or on behalf of the Borrower or any of its Subsidiaries as soon as practicable in advance of such filing;

(aa) Inspections and Meetings. The Borrower and each of the Guarantors shall permit each of the Lender and its authorized employees, representatives and agents at reasonable times and during normal business hours, upon giving reasonable notice, to discuss, or meet at the head office of the Borrower to discuss, with senior management of the Borrower, the business, property, financial condition and prospects of the Borrower and/or any of the Guarantors and to inspect any owned or leased real property;

(bb) USA Patriot Act. The Borrower hereby covenants that until such time as the Obligations are paid in full, neither it nor any of its Subsidiaries will take action (or fail to take any action) that would violate the PATRIOT Act, IEEPA or OFAC and will take all customary and reasonable steps to ensure that they are in compliance with any orders issued thereunder. For purposes hereof, “IEEPA” means the International Emergency Economic Power Act, 50 U.S.C. § 1701 et. seq., “OFAC” means the U.S. Department of Treasury’s Office of Foreign Asset Control and “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56) (The USA PATRIOT Act); and

(cc) Asset Sales. Each of the Borrower and the Guarantors shall use its best efforts with respect to selling all or substantially all assets (but not as a whole) of the Borrower, the Guarantors and their respective Subsidiaries, including without limitation, with respect to marketing efforts, seeking stalking horse bidders, conducting auctions and obtaining one or more Sale Orders. The Borrower and the Guarantors shall use all commercially reasonable efforts to consummate the closing of each sale of its ownership interests in HRTV, LLC and TrackNet Media, LLC, and of each Pool I Asset, each Pool II Asset and each Pool III Asset, as soon as practicable following the satisfaction of all required closing conditions (including regulatory approvals) for such asset.

7.2	Negative Covenants

The Borrower and each of the Guarantors covenants and agrees with the Lender that, except as expressly permitted under this Agreement, it shall not, nor shall it permit any of its respective Subsidiaries to, from and after the Closing Date until the Termination Date:

(a) Encumber Property. Create, grant, assume or suffer to exist any Lien upon any of its or their properties or assets, other than Permitted Liens;

(b) Capital Expenditures. Without the Lender’s prior written approval, exercisable in the Lender’s sole discretion, incur or commit or agree to incur any Capital Expenditures, except (i) in accordance with the Budget approved by the Lender; (ii) as required pursuant to the terms of the joint venture arrangements with Forest City Enterprises, Inc. and Caruso Affiliated; and (iii) emergency repairs and repairs in the ordinary course of business;

(c) Transactions with Affiliates. Repay any existing indebtedness or liabilities owed to, or otherwise enter into any transaction or agreement with, any Affiliate (or any corporation which, after the transaction in question becomes effective, would become an Affiliate), other than pursuant to the Interim Order or the Final Order in the case of the Borrower and the Initial Guarantors, except in the ordinary course of business consistent with past practice and permitted by an order of the Bankruptcy Court after notice and hearing;

(d) Amalgamations, etc. Enter into any transaction (including by way of reorganization, consolidation, amalgamation, liquidation, transfer, sale or otherwise) whereby the Borrower or any of its Subsidiaries, all or any other material portion of the undertaking, property and assets of the Borrower or any of its Subsidiaries, would become the property of any other Person, except in the case of the Borrower and the Initial Guarantors as approved by an order of the Bankruptcy Court after notice and hearing;

(e) Change in Ownership of Subsidiaries. Sell or otherwise transfer or dispose of any shares in the capital stock of any Subsidiary, or any warrants, rights or options to acquire such stock, or permit any Subsidiary to issue, sell or otherwise transfer or dispose of any shares in its capital stock or the capital stock of any Subsidiary or any warrants, rights or options to acquire such stock except to the Borrower or any Subsidiary, except in the case of the Borrower and the Initial Guarantors as approved by an order of the Bankruptcy Court after notice and hearing;

(f) Investments; Acquisitions. Engage directly or indirectly in any business activity unrelated to its Core Line of Business, or purchase or otherwise acquire or make any investment in any properties or assets, or permit or otherwise undertake any Acquisitions, except, in the case of the Additional Guarantors, in cash equivalents in amounts acceptable to the Lender acting reasonably; provided, however, that the Borrower may make investments in Cash Equivalents in amounts and pursuant to terms acceptable to the Lender, acting reasonably, except in the case of the Borrower and the Initial Guarantors as approved by an order of the Bankruptcy Court after notice and hearing;

(g) Restricted Payments: Without in any way limiting the generality of the restrictions and limitations contained within the covenants referenced in this Agreement, until the Termination Date the Borrower and each of its Subsidiaries (except for Gulfstream Park Racing Association Inc., GPRA Thoroughbred Training Center, Inc., and Remington Park, Inc. which entities shall be permitted to make restricted payments in accordance with and subject to the provisions set forth in the Gulfstream Construction Loan Agreement and the Remington Construction Loan Agreement) is prohibited from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:

(i)	in the case of the Borrower or the Initial Guarantors, except pursuant to a confirmed reorganization plan and except as specifically permitted hereunder, make any payment or transfer with respect to any Lien or Indebtedness incurred or arising prior to the filing of the Chapter 11 Cases that is subject to the automatic stay provisions of the Bankruptcy Code whether by way of “adequate protection” under the Bankruptcy Code or otherwise;

(ii)	making any loans to third parties or Affiliates, except intercompany loans by and among the Borrower and its Subsidiaries (other than any Foreign Subsidiary excluding AmTote Canada, Inc., an Ontario corporation) pursuant to a confirmed reorganization plan or in accordance with the Budget; or

(iii)	redeeming, purchasing or otherwise retiring or cancelling for consideration any securities (including any warrants, options or rights to acquire securities);

(iv)	creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the DIP Credit Commitment, or for the acquisition of any equity securities of the Borrower;

(v)	declaring or paying any dividends, except pursuant to a confirmed reorganization plan or payable to the Borrower or a Guarantor; or

(vi)	entering into any transactions with any Affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this Section 7.2(g);

(h) Debt. Directly or indirectly, incur, assume or suffer to exist any Indebtedness other than Permitted Debt;

(i) Financial Assistance. Provide financial assistance, either directly or indirectly, by means of a guarantee, provision of security or otherwise to any Person, except for (i) Permitted Debt or Permitted Liens and any other obligations which the Borrower may enter into in favor of the Lender, (ii) financial assistance given by the Borrower to any Guarantor, or by any Guarantor to the Borrower or any other Guarantor and (iii) financial assistance given to a Subsidiary in connection with an acquisition or investment expressly permitted by this Agreement;

(j) Disposition of Assets. Except pursuant to a confirmed reorganization plan or except as specifically permitted under the Bid Procedures Order or an order of the Bankruptcy Court after notice and hearing, assign, transfer, convey, lease or otherwise alienate or dispose of any assets or properties, or any interest therein (financial or management) whether legal or equitable (or agree to do any of the foregoing), outside of the ordinary course of business consistent with past practice, without the prior written consent of the Lender;

(k) ERISA. Following the Closing Date, (i) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3 (2) of ERISA, (ii) take any action which will result in the partial or complete withdrawal, within the meanings of Sections 4203 and 4205 of ERISA, from a Multiemployer Plan except in the case of a closure of the businesses or facilities of an ERISA Affiliate, (iii) engage or permit any Person to engage in any non-exempt transaction prohibited by Section 406 of ERISA or Section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject Borrower, any of the Guarantors or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (iv) incur or allow to exist any accumulated funding deficiency (within the meaning of Section 412s, 430, 431 and 432 of the IRC or Sections 302, 303, 304 and 305 of ERISA), except for any funding deficiencies that relate to a Multiemployer Plan caused by a third party (other than an Affiliate of the Borrower), (v) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (vi) fail to comply with the requirements of Section 4980B of the IRC or Part 6 of Title I(B) of ERISA, (vii) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to Section 401(a)(29) of the IRC or (viii) permit any ERISA Affiliate to do any of the things referred to in items (i) to (vii) above, except to the extent that all events described in the preceding clauses of this Section 7.2(k) could not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect;

(l) Assertion of Certain Claims and Defenses. To the extent permitted by Applicable Law, assert in any judicial proceeding any lender liability claim or counterclaim, the defense of lack of consideration or violation of any applicable usury laws or any similar legal or equitable defense to the validity or enforceability of this Agreement or any other DIP Credit Document;

(m) Sale Leasebacks. Directly or indirectly, become or remain liable as lessee or as guarantor or other surety with respect to any lease of any property (whether real or personal or mixed), whether now owned or hereafter acquired, (i) which the Borrower or any Guarantor has sold or transferred or is to sell or transfer to any other Person other than the Borrower or a Guarantor or (ii) the

Borrower or any Guarantor intends to use for substantially the same purpose as any other property which has been sold or is to be sold or transferred by the Borrower or any Guarantor to any Person other than the Borrower or a Guarantor in connection with such lease; and

(n) Material Agreements. Except, in the case of the Borrower and the Initial Guarantors, pursuant to a confirmed reorganization plan, enter into, nor permit to be entered into, any new Material Agreements without the prior written consent of the Lender, which consent may be withheld by the Lender in its reasonable discretion;

(o) Use. Use or develop any owned or leased real property for any purposes other than as contemplated under this Agreement, the Gulfstream Development Agreement, the Gulfstream Construction Contracts (as defined in the Gulfstream Construction Loan Agreement), the Remington Construction Contracts (as defined in the Remington Construction Loan Agreement) and other permitted related purposes. Neither the Borrower nor any of the Guarantors shall permit any owned or leased real property or any portion thereof to be converted or take any preliminary actions which could lead to a conversion to condominium or cooperative form of ownership until the Termination Date;

(p) Property Manager. Except, in the case of the Borrower and the Initial Guarantors, pursuant to a confirmed reorganization plan or as approved by an order of the Bankruptcy Court after notice and hearing, enter into any property management agreement in respect of any owned or leased real property without the Lender’s prior written consent;

(q) No Commingling Funds. Except, in the case of the Borrower and the Initial Guarantors, pursuant to a confirmed reorganization plan or except as specifically permitted hereunder or pursuant to an order of the Bankruptcy Court after notice and hearing, commingle any assets or funds of the Guarantors with assets or funds of any of its shareholders, members, partners, principals, Affiliates or any other Person, except that the Additional Guarantors may participate in the cash management arrangement approved pursuant to an order of the Bankruptcy Court;

(r) Subordinated Debt. The Borrower shall not redeem any Subordinated Debt or otherwise create or become subject to any obligation to make any unscheduled repayment of principal on, or repurchase of, the Subordinated Debt;

(s) No Change in Accounting Policies. Except as required by Applicable Law, there shall be no changes to accounting policies, practices and calculation methods from the accounting policies, practices and calculation methods used by the Borrower and the Guarantors, respectively, as at the date of this Agreement, except as required under Applicable Law;

(t) Reclamation Claims. Notify the Lender prior to entering into any agreement to return any of its assets to any of its creditors for application against any Pre-Petition Indebtedness, Pre-Petition trade payables or other Pre-Petition claims under Section 546(h) of the Bankruptcy Code or allowing any creditor to take any setoff or recoupment against any of its Pre-Petition Indebtedness, Pre-Petition trade payables or other Pre-Petition claims based upon any such return pursuant to Section 553(b)(l) of the Bankruptcy Code or otherwise; and

(u) Chapter 11 Claims. Except, in the case of the Borrower and the Initial Guarantors, for the Carve-Out Expenses up to the Carve-Out Amount, incur, create, assume, suffer to exist or permit any other super-priority administrative claim against the Borrower or an Initial Guarantor which is pari passu with or senior to the claims of the Lender against the Borrower or a Guarantor, except as set forth in Section 2.10.

7.3	Environmental Matters

(a) The Borrower and each of the Guarantors shall comply, and shall take all necessary corporate or other action to cause any of its Subsidiaries to comply with all Environmental Laws except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(b) The Borrower and each of the Guarantors covenants and agrees that it and each Subsidiary shall not knowingly permit, and shall use reasonable commercial efforts to prevent any person, including but not limited to any invitee, occupant or tenant of or on real property or any part thereof, to engage in any activity (or fail to take action), which is likely to lead to the imposition of any Environmental or Safety Liability against the Borrower or a Subsidiary which would have a Material Adverse Effect.

(c) The Borrower and each of the Guarantors shall, and shall take all necessary corporate action to cause each Subsidiary to, promptly remove any Hazardous Substance (or if removal is prohibited by any Environmental Law, the Borrower or applicable Subsidiary shall take whatever action is required to ensure compliance with such Environmental Law) from any real properties (or neighboring lands where the Hazardous Substance has come from any owned or leased real property) to the extent required by Environmental Law where the failure to do so could reasonably be expected to have a Material Adverse Effect.

(d) The Borrower and each of the Guarantors shall provide the Lender with an environmental assessment report (which shall include a report arising from an environmental site assessment, investigation or environmental review) with respect to any real property or an update of such assessment (i) upon the written request of the Lender documenting its reasonable opinion that the Borrower or any Guarantor may not be in material compliance with this Section 7.3; (ii) if such assessment is required by any Governmental Body or (iii) if an Event of Default relating to an environmental matter has occurred, and the Lender has made a reasonable written request to the Borrower for such assessment or update to address the Event of Default within 60 days after such request, and all such audits or updates thereof shall be at the Borrower’s expense; provided, the Lender may only request such assessment no more than once per year absent a continuing Event of Default; provided that, the Lender will use commercially reasonable efforts to cooperate with the Borrower to avoid nullifying any applicable privileges in connection with receipt of otherwise privileged reports.

(e) If the Borrower, any Guarantor or any Subsidiary (i) receives notice that any violation of any Environmental Law may have been committed or is about to be committed by it, (ii) receives notice that any administrative or judicial complaint or order has been filed or is about to be filed against it alleging violations of any Environmental Law or requiring it to take any action in connection with the release of Hazardous Substances into the environment, or (iii) receives any notice from a Governmental Body or other Person alleging that the Borrower or any Guarantor may be liable or responsible for any Environmental or Safety Liability, in each case where the ultimate liability of the Borrower and/or any of the Guarantors or any Subsidiary which may arise from such notice could reasonably be expected to have a Material Adverse Effect, the Borrower shall, and shall cause each Subsidiary to, provide the Lender with a copy of such notice within five days of receipt thereof. The Borrower and each of the Guarantors shall, and shall cause each Subsidiary to, also provide to the Lender, within a reasonable period of time after it becomes available, a copy of any environmental assessment report (including any report arising from an environmental site assessment, investigation or environmental review), including any report required to be submitted to any Governmental Body prepared by or for the Borrower; provided that, the Lender will use commercially reasonable efforts to cooperate with the Borrower to avoid nullifying any applicable privileges in connection with receipt of otherwise privileged reports.

(f) The Borrower shall, and shall cause each Subsidiary to, permit the Lender and its authorized employees, representatives and agents, at reasonable times and during normal business hours and at the Borrower’s own cost, upon giving reasonable notice, to visit, inspect and investigate (including intrusive investigations) any real property where the Lender, in its reasonable opinion, believes that the Borrower or any Subsidiary may not be in compliance with Section 7.3(e); provided Lender shall first require Borrower to provide such assessment report pursuant to Section 7.3(d). If the Lender undertakes such investigation, it shall use qualified environmental professionals possessing reasonable levels of insurance (naming, where appropriate, the Borrower and the Guarantors as additional insured) and, to the extent practicable, pursuant to commercially reasonable terms and conditions which require such environmental professionals to indemnify the Borrower and the Guarantors for losses that arise out of negligence or misconduct by such environmental professionals or their subcontractors.

ARTICLE 8

CONDITIONS PRECEDENT

8.1	Conditions Precedent to Amendment and Restatement

The obligations of the Lender to make available the Tranche 3 Credit Commitment or any part thereof to the Borrower are subject to compliance, on or before the Restatement Effective Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender:

(a)	the representations and warranties set out in Section 6.1 shall be true and correct in all material respects on the Restatement Effective Date as if made on and as of such date;

(b)	no Default or Event of Default shall have occurred and be continuing immediately after giving effect to the execution of the DIP Credit Documents;

(c)	this Agreement, in form and substance satisfactory to the Lender, shall have been executed by the Borrower and the Initial Guarantors and delivered to the Lender;

(d)	confirmation of Guaranty and security interest, in form and substance satisfactory to the Lender, shall have been executed by MEC Texas Racing, Inc., Racetrack Holdings, Inc. and XpressBet, Inc. and delivered to the Lender;

(e)	the Lender shall have received the following in form, scope and substance satisfactory to the Lender, acting reasonably:

(i)	an Officer’s Certificate dated the Restatement Effective Date certifying that attached thereto are true and correct copies of the following documents, and that such documents are in full force and effect, unamended:

(A)	the articles or constating documents of the Borrower and each Guarantor, or a confirmation that such documents delivered pursuant to Section 8.1(d)(A) of the Existing Credit Agreement remain true and correct in all respects;

(B)	the by-laws or other organizational documents of the Borrower and each Guarantor, or a confirmation that such documents delivered pursuant to Section 8.1(d)(B) of the Existing Credit Agreement remain true and correct in all respects;

(C)	a certificate of incumbency including sample signatures of officers and directors of the Borrower and each Guarantor who have executed any of the DIP Credit Documents, or any other document delivered to the Lender under this Article; and

(D)	the resolutions or other documentation evidencing that all necessary action, corporate or otherwise, has been taken by the Borrower and each Guarantor to authorize the execution, delivery and performance of the DIP Credit Documents to which it is a party;

(ii)	a certificate of status, certificate of good standing or similar certificate with respect to the jurisdiction of incorporation or formation of the Borrower and each Guarantor;

(iii)	the Disclosure Schedule; and

(iv)	such other documentation or information as the Lender shall have reasonably requested;

(f)	entry of an order by the Bankruptcy Court approving this Agreement;

(g)	the Ontario Securities Commission (“OSC”) hearing scheduled for September 9 and 10, 2009 shall have been held, the OSC shall have rendered its decision in respect of such hearing, and MID shall not be required to obtain Minority Approval (as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) in respect of any of the transactions contemplated by this Agreement or otherwise be prohibited from completing or carrying out the transactions contemplated by this Agreement;

(h)	completion and receipt by the Lender of all documentation in form and substance satisfactory to the Lender, including receipt of such corporate resolutions, certificates and other documents as the Lender will reasonably request;

(i)	the Budget shall be delivered to the Lender; and

(j)	payment of all closing costs and fees and all unpaid expenses of the Lender.

8.2	Conditions Precedent to Advances

The obligation of the Lender to make any Advances is subject to compliance, on or before the relevant Borrowing Date, with each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lender and may be waived in writing by the Lender in its sole discretion:

(a)	(i) the Final Order with respect to this Agreement shall not have been vacated, stayed, reversed, modified or amended without the Lender’s consent and shall otherwise be in full force and effect, (ii) a motion for reconsideration of such order shall not have been filed and (iii) no appeal of such order shall have been timely filed and such order is not in any respect the subject of a stay pending appeal;

(b)	the representations and warranties set out in each DIP Credit Document shall be true and correct on the relevant Borrowing Date as if made on and as of such date and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(c)	no Default or Event of Default shall have occurred and be continuing immediately before or after giving effect to the proposed Advance and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(d)	to the extent that the Borrower, the Guarantors or any of their respective Subsidiaries shall have received any cash, the receipt of which is not expressly identified in the Budget, such cash has been applied by the Borrower, the Guarantors or any of their respective Subsidiaries, as the case may be, solely in accordance with the provisions of Section 2.2 as if such cash amounts received had been provided under the DIP Credit Facility, and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(e)	the Lender shall have received a Borrowing Notice dated at least five Banking Days prior to the relevant Borrowing Date (other than with respect to the First Advance, which Borrowing Notice shall be dated contemporaneously therewith);

(f)	no injunction, order or decree of any court shall prohibit the Lender from making such Advance;

(g)	in the case of any Tranche 2 Advance, no Material Adverse Change shall have occurred since the date of the last Tranche 2 Advance, and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(h)	no Material Adverse Change shall have occurred since (i) the Restatement Effective Date in the case of the initial Tranche 3 Advance and (ii) the date of the last Advance in the case of each subsequent Tranche 3 Advance, and the Borrower and the Guarantors shall have delivered a certificate to that effect;

(i)	as a condition precedent to the initial Tranche 3 Advance only, the Lender shall have received payment in full of (i) all reasonable invoiced fees and reimbursable out-of-pocket expenses payable by the Borrower on or prior to the date of such initial Advance in respect of this Agreement, including payment of all reasonable fees, disbursements and out-of-pocket expenses of counsel to the Lender and (ii) the Tranche 3 Arrangement Fee. For greater certainty, the Lender acknowledges that such amounts may be paid to the Lender by the Borrower using proceeds from the initial Advance;

(j)	as a condition precedent to the initial Tranche 3 Advance only, the DIP Tranche 2 Unutilized Amount shall equal zero; and

(k)	as a condition precedent to the initial Tranche 3 Advance only (or to such subsequent Advance as the Lender may determine, in its sole and absolute discretion), as evidence of, and security for, the DIP Credit Commitment and all other obligations, liability and Indebtedness of the Borrower hereunder and under the other DIP Credit Documents, both present and future, the Borrower shall have delivered to the Lender, in form satisfactory to the Lender and its counsel, a promissory note from the Borrower in favor of the Lender (the “Borrower Note”).

ARTICLE 9

EVENTS OF DEFAULT AND REMEDIES

9.1	Events of Default

Notwithstanding the provisions of Section 362 of the Bankruptcy Code and without notice, application or motion to, hearing before, or order of the Bankruptcy Court or any notice to the Borrower, and subject to Section 9.2(b), the occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an “Event of Default” hereunder:

(a)	default by the Borrower in payment of (i) any principal when due (including, without limitation, any mandatory prepayments pursuant to Section 2.5 or (ii) any interest thereon within three Banking Days after the same becomes due or (iii) any other amount hereunder within 10 days after notice of non-payment thereof is received by the Borrower;

(b)	default by the Borrower or any Guarantor in the performance or observance of any covenant, condition or obligation contained in any of the DIP Credit Documents to which it is a party that does not require the payment of money to the Lender, and such default continues for a period of 20 days (or such longer period as the Lender may in its sole discretion determine) after the earliest of (x) receipt of notice from the Lender of such default, and (y) knowledge of the existence of such default by any officer of the Borrower;

(c)	any representation, warranty, certificate, information or other statement (financial or otherwise) made, deemed to be made, or furnished by or on behalf of the Borrower or any Guarantor in, or in connection with, this Agreement or any other DIP Credit Document (i) that is not or has not been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading in any material respect when made, deemed to be made, or furnished or (ii) that is or has been qualified by reference to “material”, “in all material respects” or “Material Adverse Effect”, or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading when made, deemed to be made, or furnished, where, in all such cases, the consequences of such misrepresentation or breach of warranty could reasonably be expected to have a Material Adverse Effect;

(d)	except, in the case of the Borrower and the Initial Guarantors, for defaults resulting from an Effect of Bankruptcy and, in the case of the Borrower and all Guarantors, defaults or breaches under any other agreement, document or instrument entered into either (x) Pre-Petition and which is assumed after the Petition Date or is not subject to the automatic stay provisions of Section 362 of the Bankruptcy Code, or (y) Post-Petition, that is not cured within any applicable grace period therefor, and such default or breach (i) that results from the failure to make any payment when due in respect of any Indebtedness (other than the Obligations) of the Borrower or any Guarantor in excess of $1,000,000 in the aggregate (including (x) undrawn committed or available amounts and (y) amounts owing to all creditors under any combined or syndicated credit arrangements), or (ii) causes, or permits any holder of such Indebtedness or a trustee to cause, Indebtedness or a portion thereof in excess of $1,000,000 in the aggregate to become due prior to its stated maturity or prior to its regularly scheduled dates of payment, or cash collateral in respect thereof to be demanded;

(e)	any judgment or order for the payment of money in excess of $5,000,000 shall be rendered against the Borrower or any Guarantor which remains unsatisfied or unstayed and (i) executions shall have been levied on any property of the Borrower or any Guarantor by or on behalf of any creditor in reliance on such judgment or order and (ii) (x) with respect to the Borrower or any Initial Guarantor, there shall be any period during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect and (y) with respect to any Additional Guarantor, there shall be any period of more than 30 days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(f)	if, at any time after execution and delivery thereof, other than by reason of a willful act or omission of the Lender, (i) any DIP Credit Document ceases to be in full force and effect; (ii) any DIP Credit Document is declared by a court or tribunal of competent jurisdiction to be null and void; (iii) the validity or enforceability of any DIP Credit Document is contested by the Borrower or any Guarantor; or (iv) the Borrower or any Guarantor denies in writing that it has any or further liability or obligations under any DIP Credit Document or in respect of the Obligations;

(g)	Any of the following occurs in any Chapter 11 Case:

(i)	the bringing of a motion, taking of any action by the Borrower or any Guarantor in any Chapter 11 Case: (w) to obtain additional financing under Section 364(c) or (d) of the Bankruptcy Code not otherwise permitted pursuant to this Agreement; (x) to grant any Lien other than Permitted Lien upon or affecting any Collateral; (y) except as provided in the Interim Order or Final Order, as the case may be, to use cash collateral of the Lender under Section 363(c) of the Bankruptcy Code without the prior written consent of the Lender, provided that any motion seeking relief that would result in the Obligations being paid in full in cash shall not constitute an Event of Default; or

(ii)	the entry of an order in any of the Chapter 11 Cases confirming a plan or plans of reorganization that does not contain a provision for termination of the DIP Credit Commitment and repayment in full in cash of all the Obligations under this Agreement on or before the effective date of such plan or plans; or

(iii)	the entry of an order amending, supplementing, staying, vacating or otherwise modifying the DIP Credit Documents or the Interim Order or the Final Order without the written consent of the Lender or the filing by the Borrower or any Guarantor of a motion for reconsideration with respect to the Interim Order or the Final Order; or

(iv)	the payment of, or application for authority to pay, any Pre-Petition claim without the Lender’s prior written consent unless (i) authorized pursuant to the first-day orders approved by the Bankruptcy Court, (ii) consisting of adequate protection payments approved by the Bankruptcy Court in the Interim Order or the Final Order, (iii) Pre-Petition payments reflected in the Budget or (iv) otherwise permitted under this Agreement; or

(v)	from and after the entry of the Final Order, the allowance of any claim or claims under Section 506(c) of the Bankruptcy Code or otherwise against the Lender or any of the Collateral or against the Prior Lender or any Collateral (as defined in the Pre-Petition Loan Agreement); or

(vi)	the appointment of an interim or permanent trustee in any Chapter 11 Case or the appointment of a receiver or an examiner in any Chapter 11 Case with expanded powers to operate or manage the financial affairs, the business, or reorganization of the Borrower or any Guarantor; or the sale, without the Lender’s consent, of all or substantially all the Borrower’s and the Guarantor’s assets either through a sale under Section 363 of the Bankruptcy Code, through a confirmed plan of reorganization in the Chapter 11 Cases, or otherwise that does not provide for payment in full in cash of the Obligations and termination of the DIP Credit Commitment; or

(vii)	the dismissal of any Chapter 11 Case, or the conversion of any Chapter 11 Case from one under Chapter 11 to one under Chapter 7 of the Bankruptcy Code or the Borrower or any Guarantor shall file a motion or other pleading seeking the dismissal of any Chapter 11 Case under Section 1112 of the Bankruptcy Code or otherwise; or

(viii)	the entry of an order by the Bankruptcy Court granting relief from or modifying the automatic stay of Section 362 of the Bankruptcy Code (x) to allow any creditor to execute upon or enforce a Lien on any Collateral, or (y) with respect to any Lien of or the granting of any Lien on any Collateral to any state or local environmental or regulatory agency or authority, which in either case would have a Material Adverse Effect; or

(ix)	the entry of an order in any Chapter 11 Case avoiding or requiring repayment of any portion of the payments made on account of the Obligations owing under this Agreement or the other DIP Credit Documents; or

(x)	the failure of the Borrower or any Guarantor to perform any of its obligations under the Interim Order or the Final Order;

(xi)	the entry of an order in any of the Chapter 11 Cases granting any other super-priority claim or Lien equal or superior to the DIP Lien other than adequate protection Liens approved by the Bankruptcy Court in the Interim Order or the Final Order; or

(xii)	a Lien granted on any Collateral in any Pledge and Security Agreement ceases to be in full force and effect or a perfected Lien ceases to have the priority contemplated therein;

(h)	the Assets Condition shall not have been achieved by November 30, 2009;

(i)	any Event of Default occurring pursuant to Section 9.1(h) shall have been waived by the Lender in writing, and (x) the Assets Condition shall not have occurred by January 29, 2010 or (y) any Additional Arrangement Fee due and payable pursuant to Section 4.3(b) shall not have been paid; or

(j)	any Event of Default occurring pursuant to Section 9.1(h) and 9.1(i) shall have been waived by the Lender in writing, and (x) the Assets Condition shall not have occurred by March 31, 2010 or (y) any Additional Arrangement Fee due and payable pursuant to Section 4.3(b) shall not have been paid.

9.2	Remedies Upon Default

(a) If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, suspend the DIP Credit Commitment with respect to additional Advances, whereupon any additional Advances shall be made or incurred in the Lender’s sole discretion so long as such Default or Event of Default is continuing. If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court, except as otherwise expressly provided herein, increase the rate of interest applicable to the DIP Credit Amount to the Default Rate.

(b) If any Event of Default has occurred and is continuing, the Lender may, notwithstanding the provisions of Section 362 of the Bankruptcy Code, without any application, motion or notice to, hearing before, or order from, the Bankruptcy Court: (i) terminate the DIP Credit Facility with respect to further Advances; (ii) reduce the DIP Credit Commitment from time to time; (iii) declare all or any portion of the Obligations, including all or any portion of any Advance to be forthwith due and payable hereunder (including under each Guaranty), all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Borrower and each Guarantor; (iv) direct any or all of Borrower and the Guarantors to sell or otherwise dispose of any or all of the Collateral on terms and conditions acceptable to the Lender pursuant to Sections 363, 365 and other applicable provisions of the Bankruptcy Code (and, without limiting the foregoing, direct the Borrower or any Guarantor to assume and assign any lease or executory contract included in the Collateral to the Lender’s designees in accordance with and subject to Section 365 of the Bankruptcy Code), (v) enter onto the premises of the Borrower or any Guarantor in connection with an orderly liquidation of the Collateral, or (vi) exercise any rights and remedies provided to the Lender under the DIP Credit Documents or at law or equity, including all remedies provided under the UCC; and pursuant to the Interim Order and the Final Order, the automatic stay of Section 362 of the Bankruptcy Code shall be modified and vacated to permit the Lender to exercise their remedies under this Agreement and the DIP Credit Documents, without further notice, application or motion to, hearing before, or order from, the Bankruptcy Court, provided, however, notwithstanding anything to the contrary contained herein, the Lender shall not be permitted to exercise any remedy (other than those described in clauses (i), (ii) and (iii) above and, in respect of the Additional Guarantors, other than clauses (v) and (vi) above) until, in respect of the Borrower and any Initial Guarantor, after seeking and being granted relief from the automatic stay pursuant to Section 362 of the Bankruptcy Code and upon 5 Banking Days’ prior written notice to the Borrower or such Initial Guarantor and counsel approved by the Bankruptcy Court for the Committee, or in the case of any remedy under clauses (v) or (vi) in respect of any Additional Guarantor, upon 5 Banking Days’ prior written notice to such Additional Guarantor. Upon the occurrence of an Event of Default and the exercise by the Lender of its rights and remedies under this Agreement and the other DIP Credit Documents, the Borrower and each Guarantor shall, to the extent ordered by the Bankruptcy Court, assist the Lender in effecting a sale or other disposition of the Collateral upon such terms as are acceptable to the Lender.

9.3	Distributions

During the occurrence and continuance of an Event of Default, all distributions under or in respect of any DIP Credit Document or the DIP Credit Commitment shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender, and the Borrower shall remain liable for any such deficiency. All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion. The Lender may at any time change any such appropriation of any such distributions or other moneys received by the Lender and may reapply the same to any other part of the Obligations as the Lender may from time to time in its sole discretion see fit, notwithstanding any previous application.

ARTICLE 10

GENERAL

10.1	Reliance and Non-Merger

All covenants, agreements, representations and warranties of the Borrower made herein or in any other any DIP Credit Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or the Lender’s Counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and any other DIP Credit Document until there are no amounts outstanding under the DIP Credit Commitment and the Lender shall have no further obligation to make Advances hereunder. For clarity, this Section 10.1 shall in no way affect the survival of those provisions of this Agreement or any other DIP Credit Document which by their terms are stated to survive termination of this Agreement.

10.2	Confidentiality

The Lender will maintain on a confidential basis (except as otherwise permitted hereunder or as required by Applicable Law) all information relating to the Borrower and its Subsidiaries provided to it hereunder by and on behalf of the Borrower or any of its Subsidiaries or obtained in respect of any diligence conducted in respect hereof; provided, however, that this Section 10.2 shall not apply to any information which (i) was lawfully in the public domain at the time of communication to the Lender, (ii) lawfully enters the public domain through no fault of the Lender subsequent to the time of communication to the Lender, (iii) was lawfully in the possession of the Lender free of any obligation of confidence at the time of communication to the Lender, or (iv) was lawfully communicated to the Lender free of any obligation of confidence subsequent to the time of initial communication to the Lender.

10.3	No Set-Off

To the fullest extent permitted by law, the Borrower and each of the Guarantors shall make all payments hereunder regardless of, but without prejudice to or otherwise releasing the Lender of or from, any liability, defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental

Body which may adversely affect the Borrower’s and each of the Guarantor’s obligation to make, or the Lender’s right to receive, such payments. The Borrower and each of the Guarantors grants to the Lender the right to set off all accounts, credits or balances owed by the Lender to the Borrower and/or any of the Guarantors against the aggregate amount of principal, interest, fees and other amounts due hereunder or under any other DIP Credit Document when any such amount shall become due and payable, whether at maturity, upon acceleration of maturity thereof or otherwise.

10.4	Employment of Experts

The Lender may, at any time and from time to time, at the Borrower’s cost, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement or any other DIP Credit Document and will advise the Borrower at any time that it elects to do so.

10.5	Reliance by the Lender

The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile, telex or other means of electronic communication) of the Borrower and the Guarantors believed by it to be genuine and correct.

10.6	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery or courier as hereinafter provided. Any such notice, if delivered by courier, shall be deemed to be received on the next Banking Day after the date of delivery thereof, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day sent if sent prior to 1:00 p.m. (New York time) on any Banking Day or otherwise on the next succeeding Banking Day. Notice of change of address shall also be governed by this Section 10.6. Notices and other communications shall be addressed as follows:

(a)	if to the Borrower or any Guarantor:

Magna Entertainment Corp.

337 Magna Drive

Aurora, Ontario

L4G 7K1

Attention:                         Chief Financial Officer

Facsimile number:           (905) 726-7448

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Brian Rosen
Facsimile number:	(212) 310-8007

(b)	if to the Lender:

MID Islandi sf. Zug Branch
Baererstrasse 16, CH-6304
Zug Switzerland

Attention:	Thomas Schultheiss
Branch Manager
Facsimile number:	+41 41725 2725

with a copy to:

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
L4G 7A9

Attention:	General Counsel
Facsimile number:	(905) 726-2095

Sidley Austin LLP
787 Seventh Ave
New York, NY 10019

Attention:	Lee Attanasio
Facsimile number:	(212) 839-5599

10.7	Further Assurances

Whether before or after the happening of an Event of Default, the Borrower and each Guarantor shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the DIP Credit Commitment and the DIP Credit Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the DIP Credit Documents all within a reasonable period of time following the request of the Lender.

10.8	Assignment

(a) The DIP Credit Documents shall inure to the benefit of the Lender, its successors and assigns, and shall be binding upon the Borrower and the Guarantors, and their respective successors and assigns. Neither the Borrower nor any of the Guarantors shall assign, sell, convey or otherwise transfer any of its rights or obligations under the DIP Credit Commitment or the DIP Credit Documents. The Lender, may assign, sell, convey, grant participations in, pledge, or otherwise transfer all or any part of its rights or obligations under the DIP Credit Commitment and the DIP Credit Documents to any Person or Persons (each a “Permitted Lender Assignee”) at any time, without the Borrower’s or any Guarantor’s consent. Any Permitted Lender Assignee shall provide written notice to the Borrower and the Guarantors of such assignment and its assumption of the obligations of the Lender hereunder and thereafter shall be entitled to the performance of all of the Borrower’s and the Guarantors’ agreements and obligations under the DIP Credit Commitment and the DIP Credit Documents and shall be entitled to enforce all the rights and remedies of the Lender under the DIP Credit Documents, for the benefit of such Permitted Lender Assignee, as fully as if such Permitted Lender Assignee was herein by name specifically given such rights and remedies. Each of the Borrower and the Guarantors expressly agrees that it will assert no claims or defenses that it may have against the Lender against any Permitted Lender Assignee, except those specifically available under this Agreement. In the event that the Borrower or any Guarantor shall become directly liable for any additional charges or levies by any governmental or regulatory authority in consequence of the operation of this Section 10.8, the Borrower shall give the Lender notice thereof and thereafter the Lender shall indemnify the Borrower or the Guarantor, as applicable, in full for any such charges or levies. The Borrower and the Guarantors shall be given written notice of any such assignment. The Borrower and the Guarantors shall cooperate with and perform the reasonable requirements of the Permitted Lender Assignee, but the costs and expenses, including reasonable legal fees and disbursements relating directly to or arising directly out of any such assignment shall not be the expense of the Borrower or the Guarantors.

(b) The Lender shall, on behalf of the Borrower, maintain or cause to be maintained a register (the “Register”) on which it enters the name and address of each Lender and Permitted Lender Assignee as the registered owner of each Advance (and the principal amount thereof and stated interest thereon) held by such Lender or Permitted Lender Assignee (each, a “Registered Advance”). Borrower hereby acknowledges and makes the Registered Advance a registered obligation for United States withholding tax purposes. A Registered Advance may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register and any assignment or sale of all or part of such Registered Advance may be effected only by registration of such assignment or sale on the Register. Prior to the registration of the assignment or sale of any Registered Advance, Borrower shall treat the person in whose name such Registered Advance is registered as the owner thereof for the purpose of receiving all payments thereon and for all other purposes. The Register shall be conclusive absent manifest error, and the Borrower, Lender and Permitted Lender Assignees and their agents shall treat each person whose name is recorded as a holder of the interest described therein for purposes of receiving all payments thereon and for all other purposes, notwithstanding notice to the contrary. The Register shall be available for inspection by Borrower, Lender and any Permitted Lender Assignee at any reasonable time and from time to time upon reasonable prior notice.

10.9	Disclosure of Information to Potential Permitted Lender Assignees

The Borrower and the Guarantors agree that the Lender shall have the right (but shall be under no obligation) to make available to any potential Permitted Lender Assignee any and all information which the Lender may have pursuant to the DIP Credit Documents, provided such disclosure is not in violation of any applicable securities laws, rules or regulations and such potential Permitted Lender Assignee enters into a typical and customary confidentiality agreement in favor of the Borrower and the Guarantors.

10.10	Right to Cure

The Lender may from time to time, in its sole and absolute discretion (but shall have no obligation to do so), for the Borrower’s account and at the Borrower’s expense, pay any amount or do any act required of the Borrower or a Guarantor hereunder or required under the DIP Credit Documents or requested by the Lender to preserve, protect, maintain or enforce any DIP Credit Commitment, any owned or leased real property or any other Collateral, and which the Borrower or a Guarantor fails to pay or do or cause to be paid or done, including, without limitation, payment of insurance premiums, taxes or assessments, warehouse charge, finishing or processing charge, landlord’s claim, and any other lien upon or with respect to any owned or leased real property or any other Collateral. Any payment made or other action taken by the Lender pursuant to this Section shall be without prejudice to any right to assert an Event of Default hereunder and to pursue the Lender’s other rights and remedies with respect thereto.

10.11	Forbearance by the Lender Not a Waiver

Any forbearance by the Lender in exercising any right or remedy under any of the DIP Credit Documents, or otherwise afforded by Applicable Law, shall not be a waiver of or preclude the exercise of any right or remedy. The Lender’s acceptance of payment of any sum secured by any of the DIP Credit Documents after the due date of such payment shall not be a waiver of the Lender’s right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other Liens or charges by the Lender shall not be a waiver of the Lender’s right to accelerate the maturity of the DIP Credit Commitment, nor shall the Lender’s receipt of any awards, proceeds or damages operate to cure or waive the Borrower’s or any of the Guarantors’ default in payment or sums secured by any of the DIP Credit Documents. With respect to all DIP Credit Documents, only waivers made in writing by the Lender shall be effective against the Lender.

10.12	Waiver of Statute of Limitations and Other Defenses

The Borrower and Guarantors hereby waive the right to assert any statute of limitations or any other defense as a bar to the enforcement of the lien created by any of the DIP Credit Documents or to any action brought to enforce any obligation secured by any of the DIP Credit Documents.

10.13	Relationship

The relationship between the Lender and the Borrower and the Guarantors shall be that of creditor-debtor only. No term in this Agreement or in the other DIP Credit Documents, nor any shareholder or other Affiliate relationship between the parties, and no course of dealing between the parties shall be deemed to create any relationship of agency, partnership or joint venture or any fiduciary duty by the Lender to any other party.

10.14	Time of Essence

Time is of the essence of this Agreement and each of the other DIP Credit Document and the performance of each of the covenants and agreement contained herein and therein.

10.15	Jury Trial Waiver

THE BORROWER, THE GUARANTORS AND THE LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY THE BORROWER, THE GUARANTORS AND THE LENDER, THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT NEITHER THE LENDER NOR ANY PERSON ACTING ON BEHALF OF THE LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INCLUDE THIS WAIVER OF TRIAL BY JURY OR HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER, EACH GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. THE BORROWER, EACH GUARANTOR AND THE LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

10.16	Final Agreement/Modification

This Agreement, together with the other DIP Credit Documents is intended as the final expression of the agreement among the Borrower, the Guarantors and the Lender. All prior discussions, negotiations and agreements are of no further force and effect. This Agreement can be modified only in writing executed by all parties and the written agreement may not be contradicted by any evidence of any alleged oral agreement.

10.17	Continuing Agreement

This Agreement shall in all respects be a continuing agreement and shall remain in full force and effect (notwithstanding, without limitation, the death, incompetence or dissolution of any of the Borrower or any of the Guarantors).

10.18	No Third Party Beneficiaries

This Agreement, the DIP Liens, the Liens granted under the Pledge and Security Agreement and the other DIP Credit Documents are made for the sole benefit of the Lender, the Borrower and the Guarantors, and no other party shall have any legal interest of any kind under or by reason of any of the foregoing. Whether or not the Lender elects to employ any or all the rights, powers or remedies available to it under any of the foregoing, the Lender shall have no obligation or liability of any kind to any third party by reason of any of the foregoing or any of the Lender’s actions or omissions pursuant thereto or otherwise in connection with this transaction.

10.19	No Brokers

Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, warrants and represents to the other that it has not employed any broker or agent in connection with the transaction contemplated hereby. Each of the Borrower and the Guarantors, on the one hand, and the Lender on the other hand, shall indemnify and hold the other harmless from any loss or cost suffered or incurred by it as a result of any commission owed to any broker or agent claiming a commission due as a result of representing such party (or any of its Affiliates) with respect hereto.

10.20	Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.21	Successors and Assigns Bound; Joint and Several Liability; Agents; and Captions

The covenants and agreements contained in the DIP Credit Documents shall bind, and the rights thereunder shall inure to, the respective permitted successors and assigns of the Lender, the Borrower and the Guarantors, subject to the provisions of this Agreement. Subject to Section 10.22, all covenants and agreements of the Borrower and the Guarantors shall be joint and several. In exercising any rights under the DIP Credit Documents or taking any actions provided for therein, the Lender may act through its employees, agents or independent contractors as authorized by the Lender.

10.22	Loss of Borrower Note

Upon notice from the Lender of the loss, theft, or destruction of the Borrower Note and upon receipt of an indemnity reasonably satisfactory to the Borrower from the Lender, or in the case of mutilation of the Borrower Note, upon surrender of the mutilated Borrower Note, the Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Borrower Note.

10.23	Acknowledgment

THE BORROWER AND EACH GUARANTOR ACKNOWLEDGES THAT IT HAS THOROUGHLY READ AND REVIEWED THE TERMS AND PROVISIONS OF THIS AGREEMENT, THE ATTACHED SCHEDULES AND THE DIP CREDIT DOCUMENTS AND IS FAMILIAR WITH THE TERMS OF SAME; THAT THE TERMS AND PROVISIONS CONTAINED IN THIS AGREEMENT HAVE BEEN THOROUGHLY READ BY THE BORROWER AND EACH GUARANTOR AND ARE CLEARLY UNDERSTOOD AND FULLY AND UNCONDITIONALLY CONSENTED TO BY THE BORROWER AND EACH GUARANTOR. THE BORROWER AND EACH GUARANTOR HAS HAD FULL BENEFIT AND ADVICE OF COUNSEL OF ITS SELECTION, IN REGARD TO UNDERSTANDING THE TERMS, MEANING, AND EFFECTS OF THIS AGREEMENT. THE BORROWER AND EACH GUARANTOR FURTHER ACKNOWLEDGES THAT ITS EXECUTION OF THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS IS DONE FREELY, VOLUNTARILY AND WITH FULL

KNOWLEDGE, AND WITHOUT DURESS, AND THAT IN EXECUTING THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS, THE BORROWER AND EACH GUARANTOR HAS RELIED ON NO OTHER REPRESENTATIONS, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, MADE TO IT BY ANY OTHER PARTY TO THE AGREEMENT; AND THAT THE CONSIDERATION RECEIVED BY THE BORROWER AND EACH GUARANTOR UNDER THIS AGREEMENT AND THE DIP CREDIT DOCUMENTS AND HAS BEEN ACTUAL AND ADEQUATE.

ARTICLE 11

CONTINUING GUARANTY

11.1	Guaranty

Each Initial Guarantor hereby absolutely and unconditionally guarantees (the “Initial Guaranty”), as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, any and all of the Obligations, whether for principal, interest, premiums, fees, indemnities, damages, costs, expenses or otherwise, of the Borrower to the Lender, arising hereunder and under the other DIP Credit Documents (including all renewals, extensions, amendments, refinancings and other modifications thereof and all costs, attorneys’ fees and expenses incurred by the Lender in connection with the collection or enforcement thereof). The Lender’s books and records showing the amount of the Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon each Initial Guarantor, and conclusive for the purpose of establishing the amount of the Obligations in the absence of manifest error. This Initial Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Obligations or any instrument or agreement evidencing any Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Obligations which might otherwise constitute a defense to the obligations of any Initial Guarantor under this Initial Guaranty, and to the fullest extent permitted by law each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing. The obligations of each Initial Guarantor and any Additional Guarantor are joint and several.

11.2	Rights of the Lender

Each Initial Guarantor consents and agrees that the Lender may, at any time and from time to time, without notice or demand (other than as required by Section 9.2 hereof, the Order or applicable bankruptcy law), and without affecting the enforceability or continuing effectiveness hereof: (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Initial Guaranty or any Obligations; (c) apply such security and direct the order or manner of sale thereof as the Lender in its sole discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors (including any other Guarantor) of any of the Obligations. Each Initial Guarantor acknowledges and agrees that this Initial Guaranty is secured in accordance with the terms of the DIP Credit Documents and that the Lender may exercise its remedies thereunder in accordance with the terms thereof. Without limiting the generality of the foregoing, each Initial Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of such Initial Guarantor under this Initial Guaranty or which, but for this provision, might operate as a discharge of such Initial Guarantor.

11.3	Certain Waivers

Each Initial Guarantor waives (a) any defense arising by reason of any disability or other defense of the Borrower or any other guarantor (including any other Guarantor), or the cessation from any cause whatsoever (including any act or omission of the Lender) of the liability of the Borrower; (b) any defense based on any claim that such Initial Guarantor’s obligations exceed or are more burdensome than those of the Borrower; (c) any right to proceed against the Borrower, proceed against or exhaust any security for the Obligations, or pursue any other remedy in the power of the Lender; (d) any benefit of and any right to participate in any security now or hereafter held by the Lender; and (e) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties. Each Initial Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Obligations, and all notices of acceptance of this Initial Guaranty or of the existence, creation or incurrence of new or additional Obligations.

11.4	Obligations Independent

The obligations of each Initial Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Obligations and the obligations of any other guarantor, and a separate action may be brought against any guarantor (including any other Guarantor) to enforce this Initial Guaranty whether or not the Borrower or any other person or entity is joined as a party.

11.5	Subrogation

No Initial Guarantor shall exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Initial Guaranty until all of the Obligations and any amounts payable under this Initial Guaranty have been indefeasibly paid and performed in full and the DIP Credit Commitment is terminated. If any amounts are paid to any Initial Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of the Lender and shall forthwith be paid to the Lender to reduce the amount of the Obligations, whether matured or unmatured.

11.6	Termination; Reinstatement

This Initial Guaranty is a continuing and irrevocable guaranty of all Obligations now or hereafter existing and shall remain in full force and effect until all Obligations and any other amounts payable under this Initial Guaranty are indefeasibly paid in full in cash and the DIP Credit Commitment with respect to the Obligations is terminated. Notwithstanding the foregoing, this Initial

Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of the Borrower or any Initial Guarantor is made, or the Lender exercises its right of setoff, in respect of the Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any debtor relief laws, including the Bankruptcy Code or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Lender is in possession of or has released this Initial Guaranty and regardless of any prior revocation, rescission, termination or reduction. Each Initial Guarantor agrees that it will indemnify the Lender on demand for all reasonable and documented costs and expenses (including fees and expenses of counsel) incurred by the Lender in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any debtor relief laws, including the Bankruptcy Code or otherwise. The obligations of the Initial Guarantors under this paragraph shall survive termination of this Initial Guaranty.

11.7	Subordination

Each Initial Guarantor hereby subordinates the payment of all obligations and indebtedness of the Borrower or any Guarantor owing to any Guarantor, whether now existing or hereafter arising, including but not limited to any obligation of the Borrower to any Guarantor as subrogee of the Lender or resulting from any Initial Guarantor’s performance under this Initial Guaranty, to the indefeasible payment in full in cash of all Obligations. If the Lender so requests, any such obligation or indebtedness of the Borrower or any Guarantor to any Guarantor shall be enforced and performance received by any Guarantor as trustee for the Lender and the proceeds thereof shall be paid over to the Lender on account of the Obligations, but without reducing or affecting in any manner the liability of any Initial Guarantor under this Initial Guaranty.

11.8	Stay of Acceleration

If acceleration of the time for payment of any of the Obligations is stayed, in connection with any case commenced by or against any Initial Guarantor or the Borrower under any debtor relief laws, including the Bankruptcy Code or otherwise, all such amounts shall nonetheless be payable by each other Initial Guarantor immediately upon demand by the Lender.

11.9	Contribution by the Guarantors

All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under a Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under a Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under a Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under a Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any comparable applicable provisions of state law; provided, solely for purposes of calculating the Fair Share Contribution Amount with respect to any Contributing Guarantor for purposes of this Section 11.9, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of a Guaranty (including in respect of this Section 11.9), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 11.9. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 11.9 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 11.9 and a right to receive any Fair Share Contribution Amount shall be deemed an asset of the Guarantor entitled to such amount. By execution and delivery of its Guaranty Agreement each Additional Guarantor agrees to be bound by the provisions of this Section 11.9 as if it were a party to this Agreement.

ARTICLE 12

AMENDMENT AND RESTATEMENT

12.1	Amendment and Restatement of Existing Credit Agreement; No Novation

(a) This Agreement amends and restates in its entirety the Existing Credit Agreement and, as of the Restatement Effective Date, the terms and provisions of the Existing Credit Agreement shall be superseded hereby.

(b) Notwithstanding the amendment and restatement of the Existing Credit Agreement by this Agreement, all amounts owing to the Lender under the Existing Credit Agreement whether on account of principal, interest or otherwise which remain outstanding as of the date hereof, shall constitute Obligations owing hereunder. This Agreement is given in substitution for the Existing Credit Agreement, and not as payment of any amounts due by the Borrower or any Guarantor thereunder, and is in no way intended to constitute a novation of the Existing Credit Agreement.

(c) Upon the effectiveness of this Agreement, unless the context otherwise requires, each reference to the Existing Credit Agreement in each document, instrument or agreement executed and/or delivered in connection therewith shall mean and be a reference to this Agreement. Except as expressly modified as of the Restatement Effective Date, each other document, instrument or agreement executed and/or delivered in connection with the Existing Credit Agreement shall remain in full force and effect and are hereby ratified and confirmed.

12.2	Continuation of Existing Credit Agreement

For the avoidance of doubt, the Existing Credit Agreement shall remain in full force and effect without any change, amendment or other modification until the Restatement Effective Date occurs and each of the conditions set forth in Section 8.1 are satisfied in full.

[Intentionally Left Blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above.

MAGNA ENTERTAINMENT CORP., as Borrower

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

Name: William Ford Title: Executive Vice President, General Counsel and Secretary

PACIFIC RACING ASSOCIATION, as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

Name: William Ford Title: Executive Vice President, General Counsel and Secretary

MEC LAND HOLDINGS (CALIFORNIA) INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

Name: William Ford Title: Executive Vice President, General Counsel and Secretary

THE SANTA ANITA COMPANIES, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

Name: William Ford Title: Executive Vice President, General Counsel and Secretary

LOS ANGELES TURF CLUB, INCORPORATED, as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

Name: William Ford Title: Executive Vice President, General Counsel and Secretary

SOUTHERN MARYLAND

AGRICULTURAL ASSOCIATION, a joint

venture formed under the laws of the State of Maryland, by its members, PRINCE

GEORGE’S RACING, INC. and

SOUTHERN MARYLAND RACING, INC.,

as a Guarantor

BY PRINCE GEORGE’S RACING, INC.

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MEC PENNSYLVANIA RACING SERVICES, INC., as Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

LAUREL RACING ASSOC., INC, as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

LAUREL RACING ASSOCIATION LIMITED PARTNERSHIP, a partnership formed under the laws of the State of Maryland, acting through its General Partner, LAUREL RACING ASSOC., INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

PIMLICO RACING ASSOCIATION, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MARYLAND JOCKEY CLUB, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

THE MARYLAND JOCKEY CLUB OF BALTIMORE CITY, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

SOUTHERN MARYLAND RACING, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

THISTLEDOWN, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MEC MARYLAND INVESTMENTS, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

AMTOTE INTERNATIONAL, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

30000 MARYLAND INVESTMENTS LLC, as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

GULFSTREAM PARK RACING ASSOCIATION, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

GPRA COMMERCIAL ENTERPRISES, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

GPRA THOROUGHBRED TRAINING CENTER, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MEC DIXON, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

SUNSHINE MEADOWS RACING, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MEC HOLDINGS (USA) INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

REMINGTON PARK, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

PRINCE GEORGE’S RACING, INC., as a Guarantor

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

MID ISLAND SF., acting through its Zug Branch, as Lender

By:
	Name:	Thomas Schultheiss
	Title:	Branch Manager

	Name:	Peter Nideroest
	Title:	Branch Manager

SCHEDULE A

Borrowing Notice

TO:	MID Islandi sf., acting through its Zug Branch

RE:	Magna Entertainment Corp.

Reference is made to an amended and restated loan agreement (the “Debtor-in-Possession Credit Agreement”) dated as of August 26, 2009 between Magna Entertainment Corp., as Borrower, the Guarantors and the Lender. All terms used in this Borrowing Notice which are defined in the Debtor-in-Possession Credit Agreement have the meanings attributed thereto in the Debtor-in-Possession Credit Agreement.

The Borrower hereby requests an Advance as follows:

1.	Amount of Advance:

2.	Borrowing Date:

3.	Payment instructions (if any):

Except as specifically qualified in the Disclosure Schedule, all of the representations and warranties of the Borrower in Article 6 of the Debtor-in-Possession Credit Agreement are true and correct on the date hereof as if made on and as of the date hereof.

No Default or Event of Default has occurred and is continuing nor is it reasonably anticipated that any Default or Event of Default will occur immediately after giving effect to the aforementioned Advance.

A-1

Except as disclosed in writing by the Borrower to the Lender, no Material Adverse Change since the date of the last Advance (or, in the case of the initial Advance, the Closing Date) has occurred.

DATED this          day of                     ,             .

MAGNA ENTERTAINMENT CORP.

By:
	Name:	Scott Fischer
	Title:	Vice President, Finance and Operations

	Name:	William Ford
	Title:	Executive Vice President, General Counsel and Secretary

A-2

SCHEDULE B

Budget

B-1

SCHEDULE C

Disclosure Schedule

C-1

SCHEDULE D

Interim Order

D-1

Exhibit C

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 713-6322
Fax: (905) 713-6322

MID ANNOUNCES CONDITIONAL AMENDMENT TO

MAGNA ENTERTAINMENT DIP LOAN

August 26, 2009, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that the terms of the secured debtor-in-possession financing facility being provided by a wholly-owned subsidiary of MID to Magna Entertainment Corp. and certain of its subsidiaries (MEC) have been conditionally amended to, among other things, increase the principal amount available thereunder by up to US$28 million from up to US$38.4 million to up to US$66.4 million and extend the maturity from November 2, 2009 to April 30, 2010 (the “Amended DIP Financing”).

Under the Amended DIP Financing, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the U.S. Bankruptcy Court. MID has indicated that it does not intend to bid on any of the following MEC assets: AmTote International, Inc., Dixon, Lone Star Park, Ocala, Portland Meadows, Remington Park, Thistledown or XpressBet, Inc. With respect to Golden Gate Fields, Gulfstream Park, Maryland Jockey Club and Santa Anita Park, MID has indicated that it is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that MEC receives no other stalking horse bids acceptable to MEC.

If certain asset sale milestones are not satisfied, there will be an event of default and/or an additional arrangement fee will be payable by MEC. The other fees and the interest rate payable by MEC to MID under the Amended DIP Financing will remain the same as under the current debtor-in-possession financing facility.

All advances under the Amended DIP Financing must be made in accordance with an approved budget. No advances under the Amended DIP Financing will be made prior to October 1, 2009. In addition, the Amended DIP Financing is subject to (i) the Ontario Securities Commission having held its hearing currently scheduled to commence on September 9, 2009, and rendering a decision in favour of MID at or following the conclusion of that hearing and (ii) MEC obtaining the entry of an order by the U.S. Bankruptcy Court approving the Amended DIP Financing.

The Board of Directors of MID approved the Amended DIP Financing after considering, among other things, a favourable recommendation from a Special Committee of independent directors. The restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC’s and MID’s control.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Richard Crofts, MID’s Executive Vice-President, Corporate Development, General Counsel and Secretary, at 905-726-7505.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include, among others, statements relating to the chapter 11 proceedings and MID’s participation therein. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC’s Chapter 11 process, including the auction of MEC’s assets, that there is no certainty with regard to how long the Chapter 11 proceedings or the process for the marketing and sale of the debtors’ assets will take, whether the debtors’ restructuring plan will be successful, whether or at what prices the debtors’ assets will be sold, whether any offer by any third party or MID for the debtors’ assets will materialize or be successful, as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID’s involvement therein (including as a result of objections raised at the U.S. Bankruptcy Court and with the Ontario Securities Commission), and the risks that are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.